UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica

QUARTERLY INFORMATION

As of September 30, 2023

Telefônica Brasil S.A.

(Free translation from the original issued in Portuguese. In the event of discrepancies, the Portuguese language version prevails.)

Consolidated and individual interim financial information

Together with independent auditors’ review report

Nine-month period ended September 30, 2023

Telefônica Brasil S.A.

Consolidated and individual interim financial information

Nine-month period ended September 30, 2023.

Contents

Independent auditors’ review report on the consolidated and individual interim financial information	1

Consolidated and individual interim financial information

Rua Castilho, 392 - 3º Andar Brooklin - São Paulo - SP CEP 04568-010 São Paulo - Brasil T: +5511 5102-2510 www.bakertillybr.com.br

(Free translation from the original issued in Portuguese. In the event of discrepancies, the Portuguese language version prevails).

Independent auditors’ review report on the consolidated and individual interim financial information

To the Management and Shareholders of

Telefônica Brasil S.A.

São Paulo - SP

Introduction

We have reviewed the consolidated and individual interim financial information of Telefônica Brasil S.A. (“Company”), included in the Quarterly Information Form – “ITR” for the quarter ended September 30, 2023, which comprise the balance sheet as of September 30, 2023, and the related statements of income and comprehensive income for the three- and nine-month periods then ended and changes in equity and cash flows for the nine-month period then ended, in addition to the summary of the main accounting policies and other explanatory information.

The Company Management is responsible for preparing the consolidated and individual interim financial statements in accordance with the accounting standard CPC 21(R1) – Interim financial reporting and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and for presenting the aforementioned information in accordance with the standards issued by the Brazilian Securities Commission (CVM) that apply to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on such interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards for reviewing interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of the interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with audit standards and, as a result, we cannot provide assurance that we have discovered all the significant matters that could have been identified by an audit. Accordingly, we do not express an audit opinion.

1

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
Nine-month period ended September 30, 2023
(In thousands of Reais)

Conclusion on the Company and consolidated interim financial information

Based on our review we are not aware of any facts that lead us to believe the consolidated and individual interim financial information included in the aforesaid “ITR” has not been prepared, in all material respects, in accordance with the accounting standard CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information – ”ITR”, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Statement of Value Added

The aforementioned quarterly financial information include consolidated and individual Statements of Value Added (DVA) for the nine-month period ended September 30, 2023, which are the responsibility of Company’s Management and are presented as supplementary information for IAS 34 purpose. This financial statement was subject to review procedures conducted together with the review of the quarterly financial information, for the purpose to conclude whether it has been reconciled with the interim financial information and accounting records, as applicable, and if its form and content comply with the criteria set out in the accounting standard CPC09 – “Statements of Value Added”. Our review did not detect any facts that lead us to believe that the DVA has not been prepared, in all material respects, in accordance with the criteria established in this accounting standard and consistently in relation to the consolidated and individual interim financial statements taken as a whole.

São Paulo, October 26, 2023.

Baker Tilly 4Partners Auditores Independentes Ltda.

CRC 2SP-031.269/O-1

Nelson Varandas dos Santos

Accountant CRC 1SP-197.110/O-3

2

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
Nine-month period ended September 30, 2023
(In thousands of Reais)
		Company		Consolidated
ASSETS	Note	09.30.2023	12.31.2022	09.30.2023	12.31.2022

Current assets		18,482,995	15,771,846	19,401,285	17,283,910
Cash and cash equivalents	3	4,235,003	1,359,061	4,555,518	2,273,834
Financial investments	4	1,116	1,016	1,116	1,016
Trade accounts receivable	5	8,750,683	8,393,728	9,076,483	8,691,114
Inventories	6	872,455	783,041	888,354	789,724
Prepaid expenses	7	1,439,984	983,508	1,681,550	1,141,521
Income and social contribution taxes recoverable	8.a	381,762	574,284	411,645	622,460
Taxes, charges and contributions recoverable	9	1,871,942	2,528,119	1,908,859	2,571,170
Judicial deposits and garnishments	10	349,370	591,275	350,155	592,369
Dividends and interest on equity	18.a	62,546	15,422	—	—
Derivative financial instruments	31.a	8,954	113,501	8,954	113,501
Other assets	11	509,180	428,891	518,651	487,201

Non-current assets		100,576,786	100,822,503	100,589,891	101,837,573
Long-term assets		5,287,555	5,247,225	5,610,583	5,845,943
Financial investments	4	30,009	43,295	30,239	43,522
Trade accounts receivable	5	366,487	399,029	366,487	399,029
Prepaid expenses	7	1,354,474	978,121	1,355,142	993,391
Deferred taxes	8.c	—	—	92,981	379,093
Taxes, charges and contributions recoverable	9	680,665	861,397	680,817	869,460
Judicial deposits and garnishments	10	2,644,901	2,611,639	2,831,266	2,790,618
Derivative financial instruments	31.a	62,296	44,522	62,296	44,522
Other assets	11	148,723	309,222	191,355	326,308
Investments	12.c	954,570	6,444,663	433,800	368,195
Property, plant and equipment	13.a	45,440,128	45,367,102	45,478,509	45,898,185
Intangible assets	14.a	48,894,533	43,763,513	49,066,999	49,725,250

TOTAL ASSETS		119,059,781	116,594,349	119,991,176	119,121,483

3

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
Nine-month period ended September 30, 2023
(In thousands of Reais)
		Company		Consolidated
LIABILITIES AND EQUITY	Note	09.30.2023	12.31.2022	09.30.2023	12.31.2022

Current liabilities		20,405,068	20,825,429	21,043,753	22,170,720
Personnel, social charges and benefits	15	1,166,548	975,432	1,244,444	1,035,652
Trade accounts payable	16	8,818,186	7,169,209	9,003,903	7,415,798
Income and social contribution taxes payable	8.b	190,867	—	195,301	3,064
Taxes, charges and contributions payable	17	1,627,682	1,044,473	1,656,384	1,097,512
Dividends and interest on equity	18.b	1,775,404	3,187,417	1,775,404	3,187,417
Provision and contingencies	19.a	1,322,610	1,322,852	1,325,878	1,878,086
Loans, financing, debentures, leases, 5G licenses and contingent liabilities	20.a	4,289,962	5,786,313	4,377,656	6,019,945
Deferred income	21	675,841	670,945	918,185	845,645
Derivative financial instruments	31.a	4,185	86,548	4,185	86,548
Other liabilities	22	533,783	582,240	542,413	601,053

Non-current liabilities		29,384,782	27,365,180	29,621,436	28,494,916
Personnel, social charges and benefits	15	46,317	60,980	66,957	61,674
Income and social contribution taxes payable	8.b	165,957	104,438	165,957	104,438
Taxes, charges and contributions payable	17	3,748,257	2,648,391	3,807,813	2,788,735
Deferred taxes	8.c	3,342,578	3,831,721	3,342,578	3,831,721
Provision and contingencies	19.a	6,940,369	6,129,243	7,071,657	6,732,745
Loans, financing, debentures, leases, 5G licenses and contingent liabilities	20.a	13,358,919	12,904,313	13,376,779	13,281,851
Deferred income	21	137,094	137,710	137,094	137,778
Derivative financial instruments	31.a	85,296	77,593	85,296	77,593
Other liabilities	22	1,559,995	1,470,791	1,567,305	1,478,381

TOTAL LIABILITIES		49,789,850	48,190,609	50,665,189	50,665,636

Equity		69,269,931	68,403,740	69,269,931	68,403,740
Capital	23.a	63,571,416	63,571,416	63,571,416	63,571,416
Capital reserves	23.c	63,074	149,409	63,074	149,409
Income reserves	23.d	3,666,318	3,804,001	3,666,318	3,804,001
Additional proposed dividends	23.e	—	826,731	—	826,731
Retained earnings		1,923,619	—	1,923,619	—
Equity valuation adjustment	23.f	45,504	52,183	45,504	52,183

Non-controlling shareholders	23.g	—	—	56,056	52,107

TOTAL EQUITY		69,269,931	68,403,740	69,325,987	68,455,847

TOTAL LIABILITIES AND EQUITY		119,059,781	116,594,349	119,991,176	119,121,483

4

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF INCOME
Three and Nine month periods ended September 30, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
		Company				Consolidated
		Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	Note	09.30.2023	09.30.2022	09.30.2023	09.30.2022	09.30.2023	09.30.2022	09.30.2023	09.30.2022

Net operating revenue	24	12,672,300	11,584,269	37,203,730	34,013,055	13,111,806	12,198,995	38,565,425	35,381,924

Cost of sales and services	25	(7,101,625)	(6,512,223)	(20,612,680)	(19,045,078)	(7,452,348)	(7,050,181)	(21,710,826)	(20,177,964)

Gross profit		5,570,675	5,072,046	16,591,050	14,967,977	5,659,458	5,148,814	16,854,599	15,203,960

Operating income (expenses)		(3,460,472)	(3,375,919)	(10,927,301)	(10,430,175)	(3,541,446)	(3,422,326)	(11,188,248)	(10,566,742)
Selling expenses	25	(3,017,559)	(2,885,267)	(9,134,304)	(8,755,384)	(3,039,929)	(2,948,384)	(9,271,706)	(8,871,688)
General and administrative expenses	25	(748,185)	(641,397)	(2,133,745)	(1,927,535)	(772,001)	(653,993)	(2,193,405)	(1,968,133)
Other operating income (expense), net	26	282,929	181,015	322,627	289,527	273,507	185,372	291,541	286,269
Share of results in investees – equity method	12.c	22,343	(30,270)	18,121	(36,783)	(3,023)	(5,321)	(14,678)	(13,190)

Operating income		2,110,203	1,696,127	5,663,749	4,537,802	2,118,012	1,726,488	5,666,351	4,637,218

Financial income (expense), net	27	(580,530)	(28,314)	(1,739,181)	(1,143,035)	(569,896)	(37,527)	(1,713,111)	(1,162,578)

Income before taxes		1,529,673	1,667,813	3,924,568	3,394,767	1,548,116	1,688,961	3,953,240	3,474,640

Income and social contribution taxes	8.d	(58,130)	(228,020)	(495,825)	(436,088)	(71,508)	(252,494)	(521,059)	(542,615)

Net income for the period		1,471,543	1,439,793	3,428,743	2,958,679	1,476,608	1,436,467	3,432,181	2,932,025

Attributable to:
Controlling shareholders	23.h	1,471,543	1,439,793	3,428,743	2,958,679	1,471,543	1,439,793	3,428,743	2,958,679
Non-controlling shareholders	23.h	—	—	—	—	5,065	(3,326)	3,438	(26,654)

Basic and diluted earnings per common share (in R$)	23.i	0.89	0.86	2.07	1.77

5

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Treasury shares	Other capital reserves	Legal reserve	Treasury shares	Tax incentive reserve	Retained earnings	Proposed additional dividends	Equity valuation adjustment	Parent Company equity	Non-controlling shareholders	Consolidated equity
Balance on December 31, 2021	63,571,416	63,074	(606,536)	1,297,905	3,385,302	—	119,354	—	2,028,524	68,157	69,927,196	79,000	70,006,196
Payment of additional 2021 dividend	—	—	—	—	—	—	—	—	(2,028,524)	—	(2,028,524)	—	(2,028,524)
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	72,247	—	—	72,247	—	72,247
Appropriation to tax incentive reserve	—	—	—	—	—	—	54,822	(54,822)	—	—	—	—	—
Cancellation of common shares	—	—	606,536	(606,536)	—	—	—	—	—	—	—	—	—
Repurchase of common shares for treasury	—	—	(457,481)	—	—	—	—	—	—	—	(457,481)	—	(457,481)
Right of Withdrawal – acquisition of Garliava			(14)								(14)		(14)
Equity equivalence in equity transactions in investees	—	—	—	2,432	—	—	—	—	—	—	2,432	—	2,432
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	421	421
Other comprehensive income	—	—	—	—	—	—	—	—	—	(21,870)	(21,870)	—	(21,870)
Net income for the period	—	—	—	—	—	—	—	2,958,679	—	—	2,958,679	(26,654)	2,932,025
Interim interest on equity	—	—	—	—	—	—	—	(1,360,000)	—	—	(1,360,000)	—	(1,360,000)
Balance on September 30, 2022	63,571,416	63,074	(457,495)	693,801	3,385,302	—	174,176	1,616,104	—	46,287	69,092,665	52,767	69,145,432
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	95,202	—	—	95,202	—	95,202
Appropriation to tax incentive reserve	—	—	—	—	—	—	40,273	(40,273)	—	—	—	—	—
Repurchase of common shares for treasury	—	—	(149,948)	—	—	—	—	—	—	—	(149,948)	—	(149,948)
Equity equivalence in equity transactions in investees	—	—	—	(23)	—	—	—	—	—	—	(23)	—	(23)
Other comprehensive income	—	—	—	—	—	—	—	(51,386)	—	5,896	(45,490)	(203)	(45,693)
Net income for the period	—	—	—	—	—	—	—	1,126,334	—	—	1,126,334	(457)	1,125,877
Allocation of income:
Legal reserve	—	—	—	—	204,250	—	—	(204,250)	—	—	—	—	—
Interim interest on equity	—	—	—	—	—	—	—	(715,000)	—	—	(715,000)	—	(715,000)
Interim dividends	—	—	—	—	—	—	—	(1,000,000)	—	—	(1,000,000)	—	(1,000,000)
Additional proposed dividends	—	—	—	—	—	—	—	(826,731)	826,731	—	—	—	—
Balance on December 31, 2022	63,571,416	63,074	(607,443)	693,778	3,589,552	—	214,449	—	826,731	52,183	68,403,740	52,107	68,455,847
Payment of additional 2022 dividend	—	—	—	—	—	—	—	—	(826,731)	—	(826,731)	—	(826,731)
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	84,597	—	—	84,597	—	84,597
Appropriation to tax incentive reserve	—	—	—	—	—	—	62,547	(62,547)	—	—	—	—	—
Cancellation of common shares	—	—	607,443	(607,443)	—	—	—	—	—	—	—	—	—
Repurchase of common shares for treasury	—	—	(86,337)	—	—	(200,230)	—	—	—	—	(286,567)	—	(286,567)
Surplus Distribution – PBS-A Plan	—	—	—	—	—	—	—	58,826	—	—	58,826	—	58,826
Equity equivalence in equity transactions in investees	—	—	—	2	—	—	—	—	—	—	2	—	2
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	511	511
Other comprehensive income	—	—	—	—	—	—	—	—	—	(6,679)	(6,679)	—	(6,679)
Net income for the period	—	—	—	—	—	—	—	3,428,743	—	—	3,428,743	3,438	3,432,181
Interim interest on equity	—	—	—	—	—	—	—	(1,586,000)	—	—	(1,586,000)	—	(1,586,000)
Balance on September 30, 2023	63,571,416	63,074	(86,337)	86,337	3,589,552	(200,230)	276,996	1,923,619	—	45,504	69,269,931	56,056	69,325,987

6

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Three and Nine month periods ended September 30, 2023 and 2022
(In thousands of Reais)
	Company				Consolidated
	Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	09.30.2023	09.30.2022	09.30.2023	09.30.2022	09.30.2023	09.30.2022	09.30.2023	09.30.2022
Net income for the period	1,471,543	1,439,793	3,428,743	2,958,679	1,476,608	1,436,467	3,432,181	2,932,025

Other comprehensive income (losses) that may be reclassified into income (losses) in subsequent periods	5,617	(5,502)	(6,624)	(21,788)	5,617	(5,502)	(6,624)	(21,788)
Gains (losses) on derivative financial instruments	6,062	(2,602)	(1,242)	1,537	6,062	(2,602)	(1,242)	1,537
Taxes	(2,061)	886	422	(522)	(2,061)	886	422	(522)

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	1,616	(3,786)	(5,804)	(22,803)	1,616	(3,786)	(5,804)	(22,803)

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods	(9)	(48)	(55)	(82)	(9)	(48)	(55)	(82)
Unrealized losses on financial assets at fair value through other comprehensive income	(14)	(73)	(84)	(124)	(14)	(73)	(84)	(124)
Taxes	5	25	29	42	5	25	29	42

Other comprehensive income	5,608	(5,550)	(6,679)	(21,870)	5,608	(5,550)	(6,679)	(21,870)

Comprehensive income for the period – net of taxes	1,477,151	1,434,243	3,422,064	2,936,809	1,482,216	1,430,917	3,425,502	2,910,155

Attributable to:
Controlling shareholders	1,477,151	1,434,243	3,422,064	2,936,809	1,477,151	1,434,243	3,422,064	2,936,809
Non-controlling shareholders	—	—	—	—	5,065	(3,326)	3,438	(26,654)

7

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF ADDED VALUE
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
	Company		Consolidated
	Nine-month period ended		Nine-month period ended
	09.30.2023	09.30.2022	09.30.2023	09.30.2022
Revenues	45,633,511	43,508,834	47,051,750	45,104,133
Sale of goods and services	44,901,431	42,757,499	46,451,841	44,402,984
Other revenues	1,642,910	1,689,385	1,623,955	1,701,632
Allowance for expected accounts receivable losses	(910,830)	(938,050)	(1,024,046)	(1,000,483)

Inputs acquired from third parties	(17,684,969)	(15,976,499)	(18,557,852)	(16,821,573)
Cost of goods and products sold and services rendered	(12,200,427)	(10,901,216)	(13,123,240)	(11,714,720)
Materials, electric energy, third-party services and other expenses	(5,733,801)	(5,555,179)	(5,683,202)	(5,584,618)
Loss/recovery of assets	249,259	479,896	248,590	477,765

Gross value added	27,948,542	27,532,335	28,493,898	28,282,560

Withholdings	(9,794,336)	(9,053,377)	(9,885,281)	(9,396,650)
Depreciation and amortization	(9,794,336)	(9,053,377)	(9,885,281)	(9,396,650)

Net value added produced	18,154,206	18,478,958	18,608,617	18,885,910

Value added received in transfer	1,661,949	1,823,415	1,690,831	1,914,248
Share of results in investees – equity method	18,121	(36,783)	(14,678)	(13,190)
Financial income	1,643,828	1,860,198	1,705,509	1,927,438

Total undistributed value added	19,816,155	20,302,373	20,299,448	20,800,158

Distribution of value added	19,816,155	20,302,373	20,299,448	20,800,158

Personnel, social charges and benefits	4,346,395	3,997,765	4,574,768	4,167,952
Direct compensation	2,864,453	2,718,251	3,018,201	2,831,314
Benefits	1,293,025	1,118,082	1,354,688	1,166,287
Government Severance Indemnity Fund for Employees (FGTS)	188,917	161,432	201,879	170,351
Taxes, charges and contributions	7,791,957	9,494,993	8,001,520	9,726,353
Federal	3,541,269	3,428,545	3,687,078	3,634,294
State	4,080,827	5,899,878	4,118,221	5,905,076
Local	169,861	166,570	196,221	186,983
Debt remuneration	4,249,060	3,850,936	4,290,979	3,973,828
Interest	3,323,954	2,915,057	3,356,122	2,998,035
Rental	925,106	935,879	934,857	975,793
Equity remuneration	3,428,743	2,958,679	3,432,181	2,932,025
Interest on equity distribution	1,586,000	1,360,000	1,586,000	1,360,000
Retained profit	1,842,743	1,598,679	1,842,743	1,598,679
Non-controlling shareholders	—	—	3,438	(26,654)

8

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
	Company		Consolidated
	Nine-month period ended		Nine-month period ended
	09.30.2023	09.30.2022	09.30.2023	09.30.2022
Cash flows from operating activities

Income before taxes	3,924,568	3,394,767	3,953,240	3,474,640
Adjustment for:
Depreciation and amortization	9,794,336	9,053,377	9,885,281	9,396,650
Foreign exchange accruals on loans and derivative financial instruments	23,907	20,572	23,907	20,572
Interest and indexation accruals on assets and liabilities	451,755	613,970	445,413	629,639
Share of results in investees – equity method	(18,121)	36,783	14,678	13,190
Losses (gains) on write-off/sale of assets	(296,907)	(517,992)	(296,922)	(519,009)
Impairment losses – trade accounts receivable	910,830	938,050	1,024,046	1,000,483
Change in liability provision	317,442	229,822	235,427	413,518
Write-off and reversals for allowance for inventory impairment	49,535	23,051	50,073	24,863
Pension plans and other post-retirement benefits	41,405	30,749	42,479	31,825
Provision for tax, civil, labor and regulatory contingencies	549,317	650,769	553,101	648,924
Interest expense accrued	1,588,887	1,425,141	1,604,092	1,470,142
Dispute settlement agreement - Acquisition of Oi's mobile UPI	(277,507)	—	(277,507)	—
Other	37,784	(8,192)	25,301	(8,192)

Changes in assets and liabilities
Trade accounts receivable	(1,083,573)	(465,313)	(1,383,018)	(434,774)
Inventories	(138,949)	(157,941)	(148,703)	(156,019)
Taxes recoverable	(234,923)	(343,675)	(264,852)	(371,107)
Prepaid expenses	(449,677)	(522,980)	(454,799)	(524,400)
Other assets	126,585	99,792	27,564	41,640
Personnel, social charges and benefits	176,452	174,624	195,603	198,432
Trade accounts payable	503,731	130,251	763,482	(51,070)
Taxes, charges and contributions	2,279,435	1,459,840	2,279,175	1,374,779
Provision for tax, labor, civil, regulatory claims, customer refunds and provision for fines canceling lease agreements	(1,366,908)	(744,730)	(1,403,274)	(811,979)
Other liabilities	(30,324)	(45,483)	41,679	105,260
	12,954,512	12,080,485	12,982,226	12,493,367

Cash generated from operations	16,879,080	15,475,252	16,935,466	15,968,007

Interest paid	(1,483,567)	(1,084,123)	(1,502,496)	(1,114,789)
Income and social contribution taxes paid	(460,058)	(509,195)	(481,692)	(586,900)

Net cash generated by operating activities	14,935,455	13,881,934	14,951,278	14,266,318

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(6,112,162)	(6,969,862)	(6,147,702)	(6,974,884)
Proceeds from sale of PP&E	334,859	598,181	334,938	598,184
Payment for acquisition of investments and capital subscribed in subsidiary	(68,187)	(5,161,786)	(66,197)	(4,906,921)
Receipts net of judicial deposits	87,784	56,540	89,338	57,359
Cash and cash equivalents received upon the acquisition of companies	598,581	—	2,540	64,056
Receipt of dividends and interest on equity	—	51,125	—	—
Cash received upon sale of investments	176,057	161,057	191,056	161,057

Net cash used in investing activities	(4,983,068)	(11,264,745)	(5,596,027)	(11,001,149)

Cash flows from financing activities
New loans	—	4,500,000	15,000	4,500,000
Payments of loans, financing, debentures, leases, 5G licenses and contingent liabilities	(3,186,648)	(5,417,856)	(3,199,281)	(5,450,758)
Receipts – derivative financial instruments	19,340	45,241	19,340	45,241
Payments – derivative financial instruments	(118,980)	(104,332)	(118,980)	(104,332)
Payment for acquisitions of shares for treasury	(286,567)	(457,495)	(286,567)	(457,495)
Dividend and interest on equity paid	(3,503,590)	(2,271,591)	(3,503,590)	(2,271,591)
Capital subscriptions made by noncontrolling shareholders in subsidiaries	—	—	511	51,421

Net cash used in financing activities	(7,076,445)	(3,706,033)	(7,073,567)	(3,687,514)

Increase (decrease) in cash and cash equivalents	2,875,942	(1,088,844)	2,281,684	(422,345)

Cash and cash equivalents at beginning of the period	1,359,061	6,187,360	2,273,834	6,448,483
Cash and cash equivalents at end of the period	4,235,003	5,098,516	4,555,518	6,026,138

9

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

1.	OPERATIONS
a)	Background information

Telefônica Brasil S.A. (the “Company“ or “Telefônica Brasil“) is a publicly-held corporation whose main corporate purpose is operating telecommunications services; the development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; rendering value-added services; offering integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; and (v) electronic security systems; licensing and sublicensing of software of any nature, among other activities.

The Company's principal offices are located at 1376, Engenheiro Luiz Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group“), based in Spain which operates in several countries across Europe and Latin America.

On September 30, 2023, Telefónica S.A. (“Telefónica“), the Group holding company, held a total direct and indirect interest in the Company of 74.80% (74.20% on December 31, 2022 (Note 23.a).

The Company is registered with the Brazilian Securities Commission (“CVM“) and its shares are traded on the B3. It is also registered with the U.S. Securities and Exchange Commission (“SEC“) and its American Depositary Shares (“ADSs“), backed by its common shares, are traded on the New York Stock Exchange (“NYSE“).

b)	Operations

The Company renders the following services: (i) Fixed Switched Telephone Service Concession Arrangement (“STFC“); (ii) Multimedia Communication Service (“SCM“, data communication, including broadband internet); (iii) Personal Mobile Service (“SMP“); and (iv) Conditioned Access Service (“SEAC“ – Pay TV) and (v) Private Limited Service (“SLP“), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency (“ANATEL“), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações“ – LGT).

In accordance with the STFC service concession agreement, every two years, over the life of the agreement's 20-year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 22).

Before Law no. 13.879 / 2019 came into effect authorizations for the use of radio frequencies were commonly granted for 15 years and could be extended only once, for the same term. Following the normative changes in the aforementioned Law, successive extensions of authorization grants were allowed, though the current terms were only clarified by Decree no. 10.402 / 2020 which detailed the requirements related to the new successive extension regime; the current authorizations are also covered by the new regime.

The Decree defined ANATEL's parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.

10

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

Currently, every two years, following the first extension, the Company must pay a charge equivalent to 2% of revenues earned through the SMP provision in the year prior, net of taxes and social contributions (Note 22), and for certain terms, in the 15th year, the Company will pay the equivalent of 1% of its prior-year revenue. The calculation considers the net revenue from Basic and Alternative Service Plans.

In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution established new criteria for the costs of extending licenses. The formula considers factors such as authorization time, revenue earned in the region and amount of spectrum used by the provider. In addition, there is a forecast that part of the payment can be converted into investment commitments. However, the calculation methodology in the Resolution is specific to authorizations for extension which depend on ANATEL's assessment. ANATEL has adopted different calculation methods recently for valuing authorization extensions (Note 14.b).

c)	Corporate events in 2023
c.1)	Merger of Garliava

The Company's Extraordinary General Meeting (“AGE“), held on February 1, 2023, approved the merger of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Garliava“) – (“Merger“), as described in the material facts notice disclosed by the Company on December 16, 2022 and February 1, 2023.

Information related to the acquisition of Garliava is described in Note 2.d 6) Acquisition of part of UPI Ativos Móveis da Oi (Business combination), in the annual financial statements for the year ended December 31, 2022.

The Merger was subject to prior consent from ANATEL and the completion of operational procedures related to systems parameterization. On February 13, 2023, ANATEL's Board of Directors unanimously approved the merger of Garliava, including completion of the conditions precedent by the Company.

The Company, pursuant to CVM Resolution No. 44/2021, complemented the material facts notice of December 16, 2022 and February 1, 2023, advising its shareholders and the market in general that in February 2023, its Board of Directors confirmed fulfillment of all conditions precedent for the Garliava merger, and the winding up of Garliava occurred on February 28, 2023.

The Merger did not result in a capital increase, issuance of new shares or change in the Company's shareholdings, therefore, no exchange of shares occurred, or withdrawal rights were granted.

The Merger facilitates the Company's offering of sustainable and consistent technological innovations, contributing to the progress of digitization in Brazil through the construction and expansion of networks using cutting-edge technologies, such as 5G and fiber, promoting services with better coverage and quality.

11

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

The assets of Garliava merged into the Company on February 28, 2023, as well as the purchase price allocations (Purchase Price Allocation – PPA), are presented below:

Merged assets at book value of Garliava

Current assets	1,110,297	Current liabilities	1,034,286
Cash and cash equivalents	598,581	Leases	194,705
Other assets	511,716	Provision	510,649
		Other liabilities	328,932

Non-current assets	616,889	Non-current liabilities	613,872
Achievable in the long term	107,346	Leases	345,934
Deferred taxes	94,085	Other liabilities	267,938
Other assets	13,261
Property, plant and equipment	494,640	Equity	79,028
Intangible assets	14,903

Total assets	1,727,186	Total liabilities and equity	1,727,186

Purchase price allocations

Description	Group on the balance sheet	Note
Deferred taxes	Deferred taxes	8.e	201,838
Licenses	Intangible	14.a	2,263,954
Customer portfolio	Intangible	14.a	82,239
Goodwill	Intangible	14.a	3,394,710
Contingent liability	Provision and contingencies	19.a	(456,379)
	Total		5,486,362

c.2) Acquisition of Vale Saúde Administração de Cartão S.A. ("Vale Saúde Sempre") by POP Internet Ltda. ("POP") (Business Combination)

On March 3, 2023, POP, a subsidiary of the Company, completed the acquisition of all shares issued by Vale Saúde Sempre, pursuant to the Share Purchase and Sale Agreement and Other Covenants (“Transaction“). The purchase consideration is up to R$62,033, subject to the achievement of operational and financial metrics agreed between the parties. The Transaction reflects common terms and provisions for this type of transaction, such as representations and warranties, indemnification and others. The closing of the Transaction is not subject to prior approval by the Administrative Council for Economic Defense (“CADE“), but is subject to final financial, administrative, legal, fiscal, operational and technological diligence.

Vale Saúde Sempre is a start-up that operates as a marketplace for healthcare services, connecting its customers to a broad medico-hospital network with coverage throughout Brazil, upon payment of a monthly subscription. Its accredited network has a full range of health service providers, and the client can contract consultations (face-to-face and telemedicine), laboratory tests and surgeries at competitive prices, paid on demand directly to the partners.

12

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

On the date of the Transaction, Vale Saúde Sempre had 250 thousand users and, over the last 3 years, its net revenue has reportedly grown by of 64% per year. The Transaction strengthens the Company's position as a digital provider, promoting services that are relevant and complementary to its business model. The assets, such as its brand, extensive customer base with a high repeat index and capillarity of on-site and digital distribution channels, will make it possible to sustainably scale-up the Vale Saúde Sempre business expanding the Company's portfolio to new digital services in the healthcare value chain.

In accordance with IFRS 3, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by the sum of the fair values of the transferred assets, the liabilities assumed on the acquisition date with the acquiree's former controlling shareholders and the interests issued in exchange for the acquiree's control.

On the date of this individual and consolidated quarterly information, POP is in the process of finalizing the report for allocation of the purchase price (Purchase Price Allocation – PPA), through the analysis of the determination of the fair value of the identifiable assets acquired and of the assumed liabilities of Vale Saúde Sempre. It is estimated that this final analysis will be completed as soon as Management has all the relevant information, not exceeding a maximum period of 12 months from the acquisition date.

A preliminary summary of the fair value of the net assets acquired, as well as the goodwill generated on the acquisition date, is shown here:

Current assets	3,695	Current liabilities	889
Cash and cash equivalents	2,540	Non-current liabilities(3)	2,357
Other assets	1,155	Fair value of liabilities assumed	3,246

Non-current assets	9,947	Fair value of net assets acquired	10,396
Other assets(1)	2,357
Property, plant and equipment	34	Goodwill(4)	51,637
Intangible assets(2)	7,556

Fair value of assets acquired	13,642	Total considered	62,033

(1)	Refers to the allocation of the fair value assigned to the indemnity asset, related to the contingent liability, accruing by SELIC interest.
(2)	Includes allocation of fair value assigned to intangibles of R$7,531, of which: (i) brand (R$774), calculated using the relief-from-royalty method, will be amortized on a straight-line basis over a period of 4.83 years; (ii) customer portfolio (R$607), valued using the MEEM (Multi-period Excess Earnings Method) method, will be amortized on a straight-line basis over a period of 4.83 years; (iii) non-compete agreement (R$3,623), valued using the income approach, based on the “with/without” contract method, will be amortized on a straight-line basis over a period of 5 years; and (iv) relationships with suppliers and service providers (R$2,527), valued using the cost method, will be amortized on a straight-line basis over a period of 10 years.
(3)	Refers to the allocation of the fair value attributed to the contingent liability, accruing by SELIC interest.
(4)	Refers to the goodwill calculated on the acquisition of Vale Saúde Sempre with the expectation of future synergies from the combination of the acquiree's businesses, which may be treated as deductible for tax purposes.

The total consideration transferred was R$62,033, with the payment as follows: R$37,029, paid in cash upon conclusion of the Transaction, R$2,956 paid in the period ending September 30, 2023 and the balance of R$22,048 will be paid according to contractual clauses, restated by the DI rate variation.

From the acquisition date until the completion of this consolidated quarterly information, Vale Saúde Sempre contributed R$7.129 of net operating revenue and R$1.848 of net income to the Company.

c.3) Investments by Vivo Ventures ("VV")

On January 20, 2023, VV made an investment of R$10 million in Klubi Participações S.A. ("Klubi"), through the acquisition of debentures convertible into equity. Klubi is a fintech authorized by the Brazilian Central Bank to operate as a consortium manager in Brazil, which currently manages car consortia groups.

13

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

The objective of this investment is to expand the presence of the Vivo brand in the area of financial solutions, adding to services such as the Vivo Money personal credit platform, the Vivo Pay digital account, and co-branded credit cards, in addition to insurance for cell phones and tablets.

On May 30, 2023, VV entered into an investment agreement totaling US$3 million with DGB USA Inc (“Digibee”). Digibee is a lowcode iPaaS (Integration Platform as a service) that enables integration between legacy technological systems and new technologies in a simplified and more efficient way, in line with the Company's interest in accelerating its time to market in technological development.

VV's objective is to invest in startups focused on innovative solutions that can accelerate the growth of the Company's ecosystem.

These are VV's second and third investments, respectively.

c.4) Investment commitment with Polígono Capital

The Company, in accordance with and for the purposes of CVM Resolution No. 44/2021 (“CVM Resolution 44”), informed its shareholders and the market in general that, on July 31, 2023, an investment commitment was signed with the management company Polígono Capital (“Polígono”) and the investment fund managed by it for the issuance and subscription of senior shares of the Vivo Money Credit Rights Investment Fund (“Vivo Money”, controlled by the Company). Polígono's investment commitment, through investment funds managed by it, could be up to R$250 million and should occur over a maximum period of 24 months, in accordance with the growth of the credit portfolio. Vivo Money, which has been in operation since 2020, aims to acquire credit rights backed by personal loans, as well as credits arising from financing smartphones and other devices carried out in the Company's physical stores, within the scope of the “Vivo Money” product. Credit is granted to Vivo Money customers in a 100% digital, fast and practical way. Polígono is an independent manager, founded in February 2023, formed as a partnership between BTG Pactual Asset Management and Prisma Capital to operate in the credit as a service market in Brazil. In July 2023, it had R$4 billion in assets under management and operates from contracting, implementing credit policy and portfolio management, to collecting securities. The commitment reinforces the Company's role as a digital services hub, facilitating its customers' access to other services that go beyond connectivity.

On August 3, 2023, Polígono contributed of R$15,000 to Vivo Money, which, for the purposes of consolidating the Company, was recognized as a financial liability (note 20.a.3).

2.	BASIS OF PREPARATION AND PRESENTATION OF INDIVIDUAL AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
a)	Statement of compliance

The individual parent company (Company) and consolidated quarterly financial statements were prepared and are presented in accordance with International Standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB“) consistent with CVM deliberations, applicable to the preparation of the quarterly financial statements.

Disclosures are limited to all information of significance to the parent company and consolidated interim financial statements, being consistent with that used by Management in the performance of its duties.

b)	Basis of preparation and presentation

The individual and consolidated quarterly financial information were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when such valuations are required by IFRS.

14

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur in the next 12 months (normal operating cycle). Otherwise, they are classified and shown as non-current. The only exception relates to the balances of deferred tax assets and liabilities, which are classified and fully shown as non-current.

The Statement of Cash Flows was prepared in accordance with IAS 7 and reflects the changes in cash that occurred in the years presented using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added (“DVA“), both individual and consolidated, which is not required by IFRS. Hence, for IFRS purposes, the DVA is being presented as supplementary information.

These ITRs compare: (i) for the balance sheets, the positions on September 30, 2023 and December 31, 2022; (ii) for the statements of income and comprehensive income, the three- and nine-month periods ending September 30, 2023 and 2022; and (iii) for the statements of value added, changes in equity and cash flows, the nine-month periods ending September 30, 2023 and 2022.

The Board of Directors authorized the issue of these individual and consolidated quarterly financial statements on October 26, 2023.

c)	Functional and reporting currency

The individual and consolidated financial information are presented in thousands of Real/Reais (R$).

The Company's functional and reporting currency is the Brazilian Real. Transactions in foreign currency are translated into Brazilian Reais as follows: (i) assets, liabilities and shareholders' equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are converted at the transaction date rate.

Gains and losses from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses from the translation of monetary assets and liabilities between the exchange rate prevailing at the date of the transaction and the year-end closing (except for the conversion of investments abroad) are recognized in the statement of income.

d)	Basis of consolidation

Equity interests in subsidiaries or jointly controlled companies are accounted for using the equity method in the individual quarterly information. In the consolidated quarterly information, the investment and all balances of assets and liabilities, revenues and expenses arising from transactions and interest in shareholders' equity in subsidiaries are fully eliminated. Investments in jointly controlled companies are accounted for using the equity method in the consolidated quarterly information.

Information related to direct and jointly controlled subsidiaries is the same as in Note 12. Investments, disclosed in the financial statements for the year ended December 31, 2022, except for the events described in Note Note 1.c: (i) Merger of Garliava by the Company; and (ii) acquisition of Vale Saúde Sempre by POP, a wholly-owned subsidiary of the Company.

15

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
e)	Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision-making professional in definition of how to allocate funds to an individual segment and in the assessment of segment performance. Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and its subsidiaries' mission is to provide customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

f)	Significant accounting practices

Information presented in the explanatory notes to the December 31, 2022 annual financial statements, when substantially unchanged, has not been repeated in these individual and consolidated quarterly information.

The accounting policies adopted in the preparation of the Company's quarterly information for nine-month period ended September 30, 2023, are consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2022 and must be read together with these financial statements.

The Company does not anticipate the early adoption of any accounting standards, pronouncement, interpretation or amendment issued before the mandatory effective dates.

g)	Significant accounting judgments estimates and assumptions

The preparation of the individual and consolidated quarterly information requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in the application of its accounting policies. These estimates are based on experience, best knowledge, information available at the end of the financial statements and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The settlement of transactions involving these estimates may result in amounts different from those recorded in the quarterly information due to the criteria inherent to the estimation process. The Company reviews its estimates at least annually.

The significant estimates and judgments applied by the Company and its subsidiaries in the preparation of these quarterly financial statements related to trade accounts receivable; income and social contribution taxes; property, plant and equipment; intangible assets; provision and contingencies; net operating income; pension plans and other post-employment benefits; and financial instruments and risk and capital management; and determination of fair values, have not changed in relation to those disclosed in the financial statements for the year ended on December 31, 2022.

3.	CASH AND CASH EQUIVALENTS
	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Short-term investments(1)	4,196,200	1,306,916	4,514,793	2,220,385
Cash and banks(2)	38,803	52,145	40,725	53,449
Total	4,235,003	1,359,061	4,555,518	2,273,834

.

(1)	Highly liquid short-term investments basically comprise Bank Deposit Certificates ("CDB") and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate ("CDI") rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income. On September 30, 2023, the average remuneration of these short-term investments corresponded to 101,5% of the CDI (96.70% on December 31, 2022).
(2)	On September 30, 2023 and December 31, 2022, the Consolidated balances included R$9,665 and R$10,576, respectively, related to the Financial Clearing House, with a Telefónica Group company (Note 28)

16

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
4.	FINANCIAL INVESTMENTS
	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Guarantee for legal proceedings(1)	30,009	43,295	30,239	43,522
Investment fund – FDIC	1,116	1,016	1,116	1,016
Total	31,125	44,311	31,355	44,538

Current	1,116	1,016	1,116	1,016
Non-current	30,009	43,295	30,239	43,522

(1)	Refer to financial investments in guarantees for lawsuits (Notes 19 and 33.b).
5.	TRADE ACCOUNTS RECEIVABLE
	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Services and goods(1)	10,753,875	10,176,667	10,946,960	10,435,637
Interconnection amounts(2)	665,810	701,339	703,271	824,960
Vivo Money FIDC	—	—	307,417	158,259
Related parties (Note 28)	114,847	196,332	62,752	67,669
Gross accounts receivable	11,534,532	11,074,338	12,020,400	11,486,525
Estimated impairment losses	(2,417,362)	(2,281,581)	(2,577,430)	(2,396,382)
Net accounts receivable	9,117,170	8,792,757	9,442,970	9,090,143

Current	8,750,683	8,393,728	9,076,483	8,691,114
Non-current	366,487	399,029	366,487	399,029

(1)	The consolidated amounts include: (i) R$2,522,755 and R$2,339,241 to be billed to customers on September 30, 2023 and December 31, 2022, respectively; and (ii) R$86,615 and R$104,692 of contractual assets on September 30, 2023 and December 31, 2022, respectively.
(2)	Refer to billed amounts from other telecommunications operators.

Consolidated balances of non-current trade accounts receivable include:

	Company / Consolidated
	09.30.2023	12.31.2022
B2B merchandise resale portion – 24 months	218,352	235,368
Vivo TECH product(1)	436,380	443,761
Nominal amount receivable	654,732	679,129
Deferred financial income	(80,605)	(88,610)
Present value of accounts receivable	574,127	590,519
Estimated impairment losses	(207,640)	(191,490)
Net amount receivable	366,487	399,029

(1)	The maturity schedule of the nominal amounts and the present value of the Vivo TECH product does not exceed five years.

On September 30, 2023, and December 31, 2022, no customer represented more than 10% of trade accounts receivable, net.

17

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

Amounts receivable, net of the allowance for expected accounts receivable losses, classified by maturity, are as below:

	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Falling due	7,534,539	7,319,032	7,734,813	7,575,318
Overdue – 1 to 30 days	979,375	906,195	1,079,019	876,229
Overdue – 31 to 60 days	226,435	206,904	260,238	189,164
Overdue – 61 to 90 days	118,004	129,989	126,290	139,827
Overdue – 91 to 120 days	114,638	106,247	116,561	121,984
Overdue – over 120 days	144,179	124,390	126,049	187,621
Total	9,117,170	8,792,757	9,442,970	9,090,143

The changes in the allowance for expected accounts receivable losses were:

	Company	Consolidated
Balance on December 31, 2021	(2,141,423)	(2,171,336)
Supplement to estimated losses, net of reversal (Note 25)	(938,050)	(1,000,483)
Write-off	868,788	885,520
Bussines combination – Garliava	—	(12,467)
Balance on September 30, 2022	(2,210,685)	(2,298,766)
Supplement to estimated losses, net of reversal	(307,167)	(315,131)
Write-off	236,271	241,080
Bussines combination – Garliava	—	(23,565)
Balance on December 31, 2022	(2,281,581)	(2,396,382)
Supplement to estimated losses, net of reversal (Note 25)	(910,830)	(1,024,046)
Write-off	830,774	842,998
Merger – Garliava (nota 1.c.1)	(55,725)	—
Balance on September 30, 2023	(2,417,362)	(2,577,430)

6.	INVENTORIES
	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Materials for resale(1)	915,720	765,097	931,434	772,469
Materials for consumption	37,211	34,712	38,977	36,255
Other inventories	2,258	45,906	2,258	45,906
Gross inventories	955,189	845,715	972,669	854,630
Estimated losses from impairment or obsolescence(2)	(82,734)	(62,674)	(84,315)	(64,906)
Net inventories	872,455	783,041	888,354	789,724

(1)	This includes, among others, mobile phones, SIMcards (chips) and IT equipment in stock.
(2)	Additions and reversals of the provision for inventory losses and obsolescence are included in Cost of goods sold (Note 25).

18

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
7.	PREPAID EXPENSES
	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Incremental costs (customers' contracts)(1)	1,859,012	1,386,568	1,859,012	1,433,893
Fistel Fee(2)	348,731	—	348,731	—
Software and networks maintenance	298,749	191,073	533,851	306,438
Advertising and publicity	63,404	191,366	63,413	191,366
Personal	59,989	76,161	61,631	78,698
Financial charges	66,488	37,585	66,488	37,585
Rental	27,954	35,336	27,954	35,336
Insurance	30,912	12,298	31,340	12,681
Other prepaid expenses	39,219	31,242	44,272	38,915
Total	2,794,458	1,961,629	3,036,692	2,134,912

Current	1,439,984	983,508	1,681,550	1,141,521
Non-current	1,354,474	978,121	1,355,142	993,391

(1)	Incremental costs for contracts with customers comprise substantially sales commissions paid to partners to obtain customer contracts, which as per IFRS 15 are deferred as income in accordance with the term of the contract and/or economic benefit to be generated, usually two to six years.
(2)	Refers to the remaining portion of the Inspection and Operation Fee amounts, which will be fully amortized by the end of 2023.
8.	INCOME AND SOCIAL CONTRIBUTION TAXES
a)	Income and Social Contribution taxes recoverable
	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Income taxes	375,528	507,174	397,748	542,325
Social contribution taxes	6,234	67,110	13,897	80,135
Total	381,762	574,284	411,645	622,460
b)	Income and Social Contribution taxes payable
	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Income taxes	256,180	78,650	259,587	80,828
Social contribution taxes	100,644	25,788	101,671	26,674
Total	356,824	104,438	361,258	107,502

Current	190,867	—	195,301	3,064
Non-current	165,957	104,438	165,957	104,438

The September 30, 2023 and December 31, 2022 balances include R$167,022 and R$104,438, respectively, of taxes to meet IFRIC 23 (Note 8.e).

19

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
c)	Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

	Company
	Balance on 12.31.2021	Income statement	Comprehensive income	Balance on 09.30.2022	Balance on Income statement	Comprehensive income	Balance on 12.31.2022
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,749,502	(356,921)	—	2,392,581	(74,181)	—	2,318,400
Income and social contribution taxes on temporary differences(2)	(6,921,546)	757,308	(480)	(6,164,718)	(11,474)	26,071	(6,150,121)
Provision for legal, labor, tax civil and regulatory contingencies	2,040,615	445,977	—	2,486,592	(261,290)	—	2,225,302
Trade accounts payable and other provision	1,122,367	303,508	—	1,425,875	5,221	—	1,431,096
Customer portfolio and trademarks	(236,918)	16,247	—	(220,671)	6,348	—	(214,323)
Estimated losses on impairment of accounts receivable	604,821	14,792	—	619,613	15,912	—	635,525
Estimated losses from modems and other P&E items	125,218	(7,760)	—	117,458	(4,146)	—	113,312
Pension plans and other post-employment benefits	217,817	12,573	—	230,390	1,497	25,737	257,624
Profit sharing	162,237	(30,984)	—	131,253	55,821	—	187,074
Licenses	(2,681,921)	118,320	—	(2,563,601)	39,440	—	(2,524,161)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(7,240,590)	—	—	(7,240,590)	—	—	(7,240,590)
Property, plant and equipment of small value	(889,433)	(73,942)	—	(963,375)	(65,963)	—	(1,029,338)
Technological Innovation Law	(13,093)	2,502	—	(10,591)	817	—	(9,774)
On other temporary differences	(132,666)	(43,925)	(480)	(177,071)	194,869	334	18,132
Total deferred tax liabilities, non-current	(4,172,044)	400,387	(480)	(3,772,137)	(85,655)	26,071	(3,831,721)

Deferred tax assets	7,776,401			8,230,691			8,238,121
Deferred tax liabilities	(11,948,445)			(12,002,828)			(12,069,842)
Deferred tax liabilities, net	(4,172,044)			(3,772,137)			(3,831,721)

Represented in the balance sheet as follows:
Deferred tax liabilities	(4,172,044)			(3,772,137)			(3,831,721)

	Company
	Balance on 12.31.2022	Income statement	Comprehensive income	Merger and PPA allocation (note 1.c.1)	Balance on 09.30.2023
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,318,400	(339,848)	—	—	1,978,552
Income and social contribution taxes on temporary differences(2)	(6,150,121)	532,617	451	295,923	(5,321,130)
Provision for legal, labor, tax civil and regulatory contingencies	2,225,302	(24,674)	—	155,944	2,356,572
Trade accounts payable and other provision	1,431,096	343,755	—	84,574	1,859,425
Customer portfolio and trademarks	(214,323)	14,298	—	4,745	(195,280)
Estimated losses on impairment of accounts receivable	635,525	16,069	—	18,946	670,540
Estimated losses from modems and other P&E items	113,312	45,344	—	(44,737)	113,919
Pension plans and other post-employment benefits	257,624	14,291	—	—	271,915
Profit sharing	187,074	(28,364)	—	—	158,710
Licenses	(2,524,161)	31,659	—	86,660	(2,405,842)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,240,590)	(134,657)	—	—	(7,375,247)
Property, plant and equipment of small value	(1,029,338)	43,829	—	—	(985,509)
Technological Innovation Law	(9,774)	2,130	—	—	(7,644)
On other temporary differences	18,132	208,937		(10,209)	217,311
Total deferred tax liabilities, non-current	(3,831,721)	192,769	451	295,923	(3,342,578)

Deferred tax assets	8,238,121				8,797,875
Deferred tax liabilities	(12,069,842)				(12,140,453)
Deferred tax liabilities, net	(3,831,721)				(3,342,578)

Represented in the balance sheet as follows:
Deferred tax liabilities	(3,831,721)				(3,342,578)

20

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Balance on 12.31.2021	Income statement	Comprehensive income	Balance on Business combination – Garliava	Balance on 09.30.2022	Income statement	Comprehensive income	Balance on 12.31.2022
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,812,790	(368,151)	—	—	2,444,639	(77,929)	—	2,366,710
Income and social contribution taxes on temporary differences(2)	(6,863,086)	776,916	(480)	218,670	(5,867,980)	21,973	26,669	(5,819,338)
Provision for legal, labor, tax civil and regulatory contingencies	2,079,570	444,475	—	191,930	2,715,975	(260,586)	—	2,455,389
Trade accounts payable and other provision	1,134,942	412,506	—	—	1,547,448	(42,088)	—	1,505,360
Customer portfolio and trademarks	(236,918)	16,247	—	—	(220,671)	10,230	—	(210,441)
Estimated losses on impairment of accounts receivable	610,332	24,270	—	—	634,602	31,797	—	666,399
Estimated losses from modems and other P&E items	125,218	(7,760)	—	68,509	185,967	(4,146)	—	181,821
Pension plans and other post-employment benefits	217,894	12,586	—	—	230,480	1,493	26,335	258,308
Profit sharing	163,268	(30,008)	—	—	133,260	56,488	—	189,748
Licenses	(2,681,921)	118,320	—	—	(2,563,601)	110,343	—	(2,453,258)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(7,240,590)	—	—	—	(7,240,590)	—	—	(7,240,590)
Property, plant and equipment of small value	(889,433)	(73,942)	—	—	(963,375)	(65,963)	—	(1,029,338)
Technological Innovation Law	(13,093)	2,502	—	—	(10,591)	817	—	(9,774)
On other temporary differences	(132,355)	(142,280)	(480)	(41,769)	(316,884)	183,588	334	(132,962)
Total deferred tax (Liabilities), non-current	(4,050,296)	408,765	(480)	218,670	(3,423,341)	(55,956)	26,669	(3,452,628)

Deferred tax assets	7,898,149				8,674,834			8,674,222
Deferred tax liabilities	(11,948,445)				(12,098,175)			(12,126,850)
Deferred tax liabilities, net	(4,050,296)				(3,423,341)			(3,452,628)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	121,748				348,796			379,093
Deferred tax liabilities	(4,172,044)				(3,772,137)			(3,831,721)

	Consolidated
	Balance on 12.31.2022	Income statement	Comprehensive income	Balance on 09.30.2023
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,366,710	(347,526)	—	2,019,184
Income and social contribution taxes on temporary differences(2)	(5,819,338)	550,106	451	(5,268,781)
Provision for legal, labor, tax civil and regulatory contingencies	2,455,389	127,871	—	2,583,260
Trade accounts payable and other provision	1,505,360	362,960	—	1,868,320
Customer portfolio and trademarks	(210,441)	15,076	—	(195,365)
Estimated losses on impairment of accounts receivable	666,399	10,086	—	676,485
Estimated losses from modems and other P&E items	181,821	607	—	182,428
Pension plans and other post-employment benefits	258,308	14,335	—	272,643
Profit sharing	189,748	(28,720)	—	161,028
Licenses	(2,453,258)	47,416	—	(2,405,842)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,240,590)	(134,657)	—	(7,375,247)
Property, plant and equipment of small value	(1,029,338)	43,829	—	(985,509)
Technological Innovation Law	(9,774)	2,130	—	(7,644)
On other temporary differences	(132,962)	89,173	451	(43,338)
Total deferred tax liabilities, non-current	(3,452,628)	202,580	451	(3,249,597)

Deferred tax assets	8,674,222			8,890,856
Deferred tax liabilities	(12,126,850)			(12,140,453)
Deferred tax liabilities, net	(3,452,628)			(3,249,597)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	379,093			92,981
Deferred tax liabilities	(3,831,721)			(3,342,578)

(1)	Under Brazilian tax legislation offsets are limited annually to 30% of the taxable income for the year but otherwise have no expiry dates.
(2)	Amounts that will be realized upon payment of provision, losses from accounts receivable, or upon realization of inventories, as well as upon reversal of other provision.

21

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

On September 30, 2023, deferred tax assets (income and social contribution tax losses) were not recognized in the accounting book of the following subsidiaries:' (POP, Recicla V, TGLog, CloudCo and TIS) accounting records, of R$83,628 (R$75,003 on December 31, 2022), as it is not likely to generate future taxable income for the use of these credits.

d)	Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay taxes based on estimates, recorded in a tax auxiliary ledger. Taxes calculated on profits at the balance sheet date are recorded in liabilities or assets, as applicable.

The reconciliation of the tax expense from the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) for the three and nine-month periods ended September 30, 2023 and 2022 is as follows:

	Company				Consolidated
	Three-month periods ended		Nine-month periods ended		Three-month periods ended		Nine-month periods ended
	09.30.2023	09.30.2022	09.30.2023	09.30.2022	09.30.2023	09.30.2022	09.30.2023	09.30.2022
Income before taxes	1,529,673	1,667,813	3,924,568	3,394,767	1,548,116	1,688,961	3,953,240	3,474,640
Income and social contribution tax expenses, at the tax rate of 34%	(520,089)	(567,056)	(1,334,353)	(1,154,220)	(526,360)	(574,246)	(1,344,102)	(1,181,377)
Permanent differences
Tax benefit related to interest on equity allocated	295,800	102,000	539,240	462,400	295,800	102,000	539,240	462,400
IR and CS on interest SELIC update of undue debts	12,793	270,977	89,254	270,977	12,793	270,977	89,254	270,977
Non-deductible expenses, gifts, incentives	(65,433)	(19,013)	(111,396)	(52,474)	(65,613)	(19,142)	(112,057)	(53,278)
Tax incentive operating profit	21,012	15,725	58,267	40,625	21,012	15,725	58,267	40,625
Share of results in investees – equity method	7,596	(10,292)	6,161	(12,506)	(1,028)	(1,810)	(4,991)	(4,485)
Unclaimed interest on equity	(17,153)	(24,564)	(17,153)	(24,564)	(17,153)	(24,564)	(17,153)	(24,564)
Other (additions) exclusions	207,344	4,203	274,155	33,674	209,041	(21,434)	270,483	(52,913)
Tax debits	(58,130)	(228,020)	(495,825)	(436,088)	(71,508)	(252,494)	(521,059)	(542,615)

Effective rate	3.8%	13.7%	12.6%	12.8%	4.6%	14.9%	13.2%	15.6%
Current income and social contribution taxes	(340,869)	(472,121)	(688,594)	(836,475)	(352,950)	(532,990)	(723,639)	(951,380)
Deferred income and social contribution taxes	282,739	244,101	192,769	400,387	281,442	280,496	202,580	408,765
e)	Uncertain Tax Treatments

The Company and its subsidiaries are contesting several assessments filed by the Brazilian Federal Tax Authority (“RFB“) for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, of R$31,647,826 at September 30, 2023 (R$29,882,262 at December 31, 2022). Management, supported by the position of its legal advisors, believes that a large part of these deductions will likely be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

When the Company and its subsidiaries believe that the probability of loss is greater than 50%, a non-current tax and social contribution liability is recognized. The amount recognized was R$167,022 on September 30, 2023 (R$104,438 on December 31, 2022). These claims involve compensation for overpayment of income tax and social contribution not approved by the RFB.

22

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
9.	TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE
	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
State VAT (ICMS)(1)	2,042,695	2,171,962	2,044,685	2,181,377
PIS and COFINS(2)	266,796	956,651	288,185	981,848
Withholding taxes and contributions(3)	155,465	127,202	166,216	140,686
Fistel, INSS, ISS and other taxes	87,651	133,701	90,590	136,719
Total	2,552,607	3,389,516	2,589,676	3,440,630

Current	1,871,942	2,528,119	1,908,859	2,571,170
Non-current	680,665	861,397	680,817	869,460

(1)	Includes ICMS credits from the acquisition of property and equipment (available to offset in 48 months); requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$627,003 and R$626,636 on September 30, 2023 and December 31, 2022, respectively.
(2)	On May 13, 2021, the STF rendered a favorable decision for Leading Case RE 574706 in relation to the recognition of the right to exclude ICMS from the calculation basis of contributions to PIS and COFINS. As a result of this decision, the Company recognized in 2021 a credit of R$2,269,391 referring to two lawsuits that later became final on June 25, 2021 and on May 27, 2022. These processes have already been authorized by the RFB and the Company is already offsetting the credits against taxes payable.
Additionally, the Company has another case that received a final ruling in 2018 for which it had previously recognized the credit for the period from July 2002 to July 2014. The remaining portion of this process, relating to the period from April 1998 to June 2002, was not recognized at that time, as the Company considered it to be a contingent asset and, therefore, did not meet the parameters for accounting recognition. In August 2022, based on the legal precedents of the STF decisions on a similar Leading Case, management, supported by its legal advisors, concluded that estimated recoverability is assured and therefore the remaining portion of the credit was recognized of R$1,145,658, in 2022. Also, in 2022, after approval of the credit with the RFB, the Company started offsetting the credits against taxes payable. In the nine-month periods ended September 30, 2023, after assessing a similar issue, the Company recognized and offset additional tax credit of R$522,217.
On September 30, 2023, the balance available for offset is recorded in current assets totaling R$22,584 (R$786,857 as of December 31, 2022).
(3)	Withholding income tax ("IRRF") credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.
10.	JUDICIAL DEPOSITS AND GARNISHMENTS

Judicial deposits are made, and blocks made on bank balances to ensure the continuity of legal processes through the courts or to suspend the enforceability of the tax credit.

Judicial deposits are recorded at historical plus accrued interest.

	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Judicial deposits
Tax	1,428,174	1,390,925	1,606,095	1,558,762
Civil(1)	1,145,162	1,378,240	1,146,518	1,379,698
Regulatory	308,029	303,274	308,029	303,274
Labor	91,760	108,188	98,810	117,825
Total	2,973,125	3,180,627	3,159,452	3,359,559
Garnishments	21,146	22,287	21,969	23,428
Total	2,994,271	3,202,914	3,181,421	3,382,987

Current	349,370	591,275	350,155	592,369
Non-current	2,644,901	2,611,639	2,831,266	2,790,618

(1)

On December 31, 2022, include R$522,297, referring to the judicial deposit updated to comply with the preliminary decision of the 7th Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, related to the acquisition of Garliava in 2022.
On September 29, 2023, the agreement regarding the Post-Closing Adjustment (as defined in the Share Purchase and Sale Agreement and Other Covenants) (“Parties”) (“Agreement”) was recognized by the Market Arbitration Chamber Court. , entered into between the Buyers (the Company, TIM S.A. and Claro S.A.) and Oi. S.A. – In Judicial Recovery (Seller), as a way of putting an end to the controversy between the Parties and the arbitration procedure related to the Post-Closing Adjustment . On October 2, this same court approved the Agreement and ordered the transfer of resources to the parties involved. Therefore, the final price of the UPI Mobile Assets portion attributed to the Company, considering the Post-Closing Adjustment negotiated in the Agreement, is R$5,128,817 (“Company Adjusted Final Price”), taking as reference the closing date, the of which R$4,884,588 had already been paid by the Company on April 20, 2022 and the remaining amount, plus applicable interest and/or monetary correction was paid upon withdrawal, by the Seller, of half of the amount retained by the Company.

Therefore, on September 30, 2023, 50% of the retained amount (R$488,458), plus applicable interest and/or monetary correction, was offset against the amount allocated as debt (note 20.a.2.1) and the other 50 % were allocated as a current judicial deposit. On October 4, 2023, the amount of R$277,198 was raised by the Company before the Arbitration Chamber.

23

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

The escrow deposits (classified by tax balances) as on September 30, 2023, and December 31, 2022, are as below. The information regarding judicial deposits is the same as in Note 10) Judicial Deposits and Garnishments, disclosed in the financial statements for the year ended December 31, 2022.

	Consolidated
Tax	09.30.2023	12.31.2022
Universal Telecommunication Services Fund (FUST)	588,959	564,261
State Value-Added Tax (ICMS)	399,319	389,003
Social Contribution Tax for Intervention in the Economic Order (CIDE)	321,714	309,329
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	59,690	57,112
Telecommunications Inspection Fund (FISTEL)	52,677	50,399
Withholding Income Tax (IRRF)	42,847	41,014
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	35,290	47,336
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	25,458	22,378
Other taxes, charges and contributions	80,141	77,930
Total	1,606,095	1,558,762

11.	OTHER ASSETS
	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Related-party receivables (Note 28)	270,559	409,853	275,668	434,229
Sale of real estate and other receivables	163,011	141,480	163,011	141,480
Advances to employees and suppliers	136,732	72,435	143,114	120,914
Surplus from post-employment benefit plans (Note 30)¹	78,502	4,135	78,531	4,161
Subscription bonus (FiBrasil Operation, in 2021)²	—	56,409	—	56,409
Sublease of assets and other amounts receivable	9,099	53,801	49,682	56,316
Total	657,903	738,113	710,006	813,509

Current	509,180	428,891	518,651	487,201
Non-current	148,723	309,222	191,355	326,308

(1)	On September 30, 2023 includes R$74,099 referring to the distribution of the PBS-A surplus (Note 30).
(2)	On March 31, 2023, the Company exercised the right to subscribe to the bonus, transferring the interest adjusted amount of R$57,001 to investments and maintaining its equity interest (Note 12.b), pursuant to the contractual conditions of the FiBrasil Transaction in 2021.
12.	INVESTMENTS
a)	Information on investees

Information related to direct and jointly controlled subsidiaries is the same as in Note 12) Investments, disclosed in the financial statements for the year ended December 31, 2022, except for the events described in Note 1.c.1 Merger of Garliava by the Company; and 1.c.2 Acquisition of Vale Saúde Administração de Cartão S.A. (“Vale Saúde Sempre“) by POP Internet Ltda. (“POP“) (Business Combination), a wholly-owned subsidiary of the Company.

24

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

A summary of the selected financial data of the direct and jointly controlled subsidiaries in which the Company has an interest is presented below:

			09.30.2023			Nine-month period ended September 30, 2023
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Vivo Money	100.00%	Controlled	204,399	15,403	188,996	77,340	(17,273)
Terra Networks(1)	100.00%	Controlled	665,020	483,526	181,494	424,909	64,703
IoTCo Brasil	50.01%	Controlled	137,858	47,651	90,207	75,221	8,369
POP(2)	100.00%	Controlled	167,249	90,399	76,850	7,886	2,282
Garliava(3)	100.00%	Controlled	—	—	—	241,711	14,073
CloudCo Brasil	50.01%	Controlled	467,336	447,239	20,097	696,418	(1,478)
Vivo Ventures	98.00%	Controlled	45,780	—	45,780	—	(343)
TGLog	100.00%	Controlled	65,376	49,947	15,429	89,960	(1,836)
Aliança	50.00%	Joint control	235,847	1,228	234,619	—	3,879
AIX	50.00%	Joint control	48,904	30,944	17,960	50,910	(1,229)
VIVAE	50.00%	Joint control	20,244	1,582	18,662	—	(4,720)
ACT	50.00%	Joint control	48	8	40	69	—
FiBrasil	25.01%	Joint control	1,987,319	1,127,305	860,014	183,065	(54,572)

			12.31.2022			Nine-month period ended September 30, 2022
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Vivo Money	100.00%	Controlled	181,323	54	181,269	—	6,404
Terra Networks(1)	100.00%	Controlled	586,975	423,060	163,915	252,735	47,279
IoTCo Brasil	50.01%	Controlled	124,912	43,075	81,837	35,195	3,121
POP(2)	100.00%	Controlled	133,979	59,411	74,568	4,284	3,436
Garliava	100.00%	Controlled	1,609,107	1,544,152	64,955	793,492	(5,702)
CloudCo Brasil	50.01%	Controlled	358,955	337,380	21,575	425,801	(56,450)
Vivo Ventures	98.00%	Controlled	20,749	224	20,525	—	239
TGLog	100.00%	Controlled	69,410	52,145	17,265	90,416	5,087
Aliança	50.00%	Joint control	242,652	305	242,347	—	347
AIX	50.00%	Joint control	51,733	32,548	19,185	49,103	(791)
VIVAE	50.00%	Joint control	18,842	1,694	17,148	—	(978)
ACT	50.00%	Joint control	44	3	41	78	3
FiBrasil	25.01%	Joint control	1,881,965	1,195,384	686,581	127,259	(49,922)

(1)	Terra Networks is the wholly and direct parent company of TIS. On October 3, 2022, TIS acquired all the shares representing the share capital of Vita IT.
(2)	POP is the full and direct parent company of Recicla V and Vale Saúde Sempre (a company that POP acquired on March 3, 2023 (Note 1.c.2).
(3)	Garliava was acquired on April 20, 2022 and incorporated by the Company on February 28, 2023. The net revenue and results for 2023 and 2022, presented in the table above, refer to: (i) 2023, months of January and February and; (ii) 2022, months from April to September.
b)	Acquisition of Vita IT by an indirect subsidiary (Business Combination)

On October 3, 2022, Telefônica Infraestrutura e Segurança Ltda. (“TIS“), an indirect subsidiary of the Company, acquired all the quotas representing the capital stock of Vita IT Comércio e Serviços de Soluções em TI Ltda. (“Vita IT“) (“Transaction“), approved by the relevant regulatory body.

25

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

The total value of the Transaction is subject to the achievement of operational and financial metrics agreed between the parties. The price was supported by an appraisal report prepared by an independent firm. The Transaction documents contain common terms and provisions for this type of transaction, such as representations and warranties, indemnification and others. The Operation was preceded by a financial, administrative, legal, fiscal and operational diligence.

The Transaction is part of the Company's strategy to strengthen its performance and positioning in the networking market, with the supply of network equipment (e.g. switches, routers and Wi-Fi access points) and implementation, management and technical support services for the corporate network of companies.

Upon completion of the Transaction on October 3, 2022, TIS became the direct parent company of Vita IT. Vita IT is headquartered in Brazil and operates as a solution integrator for companies of different sizes, providing professional and managed networking services, as well as hardware and software resale. The combination of resources and capabilities of TIS and Vita IT will generate added value for the Company's client portfolio, both companies operate under the same management in information technology and networking activities. The Transaction will also make it possible to leverage new businesses on a larger scale and in a sustainable manner, in addition to promoting revenue growth and improving the business margin. The integration plan between Vita IT, TIS and the Company was designed to preserve its value and give continuity to Vita IT's business.

Pursuant to IFRS 3, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of assets acquired and liabilities assumed on the acquisition date from the acquiree's former controlling shareholders and any interests issued in exchange for control of the acquiree.

On the date of these individual and consolidated ITRs of the Company, TIS had already concluded the report for allocation of the purchase price (Purchase Price Allocation – PPA), through the analysis of the determination of the fair value of the identifiable assets acquired and the liabilities assumed by Vita IT.

Below is a summary of the composition of the fair value of the net assets acquired, as well as the goodwill generated on the acquisition date:

Current assets(1)	30,408	Current liabilities	27,238
Non-current assets	59,464	Non-current liabilities	28,495
Other assets(2)	29,611	Personnel, social charges and benefits(4)	18,227
Property, plant and equipment	1,853	Provision(5)	9,973
Intangible assets(3)	28,000	Other liabilities	295

		Fair value of liabilities assumed	55,733

		Fair value of net assets acquired	34,139

		Goodwill(6)	76,081

Fair value of assets acquired	89,872	Total consideration transferred	110,220

(1)	Includes the allocation of the added value of inventory items (R$1,510), determined by the average of historical acquisitions, amortized over one month.
(2)	Includes the allocation of the fair value attributed to the indemnity asset related to labor obligations and contingent liabilities (R$28,200), accruing by SELIC interest.
(3)	Allocation of the total fair value of R$27,823, attributed to: (i) R$12,324 to the non-compete agreement, valued using the income approach, based on the “with/without” method (With/without), which will be amortized on a straight-line basis over a period of 5 years; (ii) R$4,076 to the brand, calculated using the relief-from-royalty method, which will be amortized on a straight-line basis over a period of 4.25 years; and (iii) R$11,423 to the customer portfolio, valued using the MEEM (Multi-period Excess Earnings Method) method, which will be amortized on a straight-line basis over a period of 9.25 years.
(4)	Allocation of the fair value attributed to the liabilities with labor obligations of legal entities, accruing by SELIC interest.
(5)	Allocation of the fair value assigned to the contingent liability, accruing by SELIC interest.
(6)	Refers to the value of the goodwill calculated on the acquisition of Vita IT with the expectation of future synergies from the combination of the acquiree's businesses, which may be tax deductible.

26

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

The table below demonstrates the variations between December 31, 2022 and September 30, 2023.

Description	Published on 12/31/2022	Adjustments in 2023	On September 30, 2023
Equity of the investee	4,582	224	4,806
Fair value of acquired assets	35,582	21,951	57,533
Added value of inventories	1,510	—	1,510
Indemnity asset	—	28,200	28,200
Non-compete agreement	—	12,324	12,324
Brand	4,527	(451)	4,076
Customer portfolio	29,545	(18,122)	11,423
Fair value of liabilities assumed	(28,200)	—	(28,200)
Labor obligations	—	(18,227)	(18,227)
Contingent liabilities	(28,200)	18,227	(9,973)
Total estimated consideration to be transferred	110,815	(595)	110,220
Goodwill	98,851	(22,770)	76,081

The amount of consideration transferred was R$110,220, of which: R$42,000 was paid in cash upon conclusion of the Transaction; R$8,992 was paid in the nine month period of 2023 and the balance of R$59,228 will be paid according to contractual clauses, restated by the IPCA.

27

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
c)	Changes in investment balances
	Controlled	Joint Venture	Business combination	Other investments	Company Total investments	Total investments
Balance on December 31, 2021	350,717	355,942	—	349	707,008	356,290
Equity (Statements of Income)	30,068	(13,190)	—	—	16,878	(13,190)
Dividends (Terra Networks – Note 18.a)	(38,729)	—	—	—	(38,729)	—
Investment acquisition – capital contribution (Garliava, Vivo Money and Vivo Ventures)	271,198	6,000	—	—	277,198	6,000
Equity in the acquisition of Garliava	(46,388)	—	—	—	(46,388)	—
Goodwill (Garliava)	—	—	3,353,960	—	3,353,960	—
Appreciation of net assets acquired attributed to Company (Garliava)	—	—	2,184,013	—	2,184,013	—
Appreciation of net assets acquired attributed to Company – Equity Statements of Income (Garliava)	—	—	(53,661)	—	(53,661)	—
Investments of subsidiary Vivo Ventures	—	—	—	—	—	16,333
Equity transactions	—	2,432	—	—	2,432	2,432
Other comprehensive income (Aliança and other investments)	—	(22,803)	—	(124)	(22,927)	(22,927)
Balance on September 30, 2022	566,866	328,381	5,484,312	225	6,379,784	344,938
Equity (Statements of Income)	30,535	(10,552)	—	—	19,983	(10,552)
Dividends (Terra Networks - Note 18.a)	(15,422)	—	—	—	(15,422)	—
Investment acquisition – capital contribution (Garliava, Vivo Money and Vivo Ventures)	34,000	27,750	—	—	61,750	27,750
Equity in the acquisition of Garliava	(40,750)	—	—	—	(40,750)	—
Goodwill (Garliava)	—	—	40,750	—	40,750	—
Appreciation of net assets acquired attributed to Company – Equity Statements of Income (Garliava)	—	—	(6,440)	—	(6,440)	—
Investments of subsidiary Vivo Ventures	—	—	—	—	—	(375)
Equity transactions	—	(23)	—	—	(23)	(23)
Other comprehensive income (Terra Networks, TGLog, CloudCo Brasil, Aliança and other investments)	(1,426)	6,545	—	(88)	5,031	6,457
Balance on December 31, 2022	573,803	352,101	5,518,622	137	6,444,663	368,195
Equity (Statements of Income)	65,059	(14,678)	(32,260)	—	18,121	(14,678)
Dividends and interests on equity (Terra Networks - Note 18.a)	(47,124)	—	—	—	(47,124)	—
Redemption of investment shares (Vivo Money)	(15,000)	—	—	—	(15,000)	—
Investment acquisition – capital contribution (Vivo Money, Vivo Ventures and VivaE)	68,187	—	—	—	68,187	3,117
Merger Garilava (Note 1.c.1)	—	(79,028)	(5,486,362)	—	(5,565,390)	—
Investments of subsidiary Vivo Ventures (Note 1.c.3)	—	—	—	—	—	26,053
Bonus subscription exercise (FiBrasil) (Note 11)	—	57,001	—	—	57,001	57,001
Other comprehensive income (Aliança and other investments)	—	(5,804)	—	(84)	(5,888)	(5,888)
Balance on September 30, 2023	644,925	309,592	—	53	954,570	433,800

28

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
13.	PROPERTY, PLANT AND EQUIPMENT
a)	Changes in balances
	Company
	Switching and transmission equipment	Infrastructure	Lending equipment	Assets and facilities under construction	Terminal equipment	Land	Other P&E	Total
Balances and changes:
Balance on December 31, 2021	22,658,889	13,793,321	4,330,107	1,668,051	1,031,313	266,946	639,045	44,387,672
Additions	55,791	2,126,725	78,757	4,937,933	9,094	—	109,096	7,317,396
Write-offs, net(1)	(8,273)	(37,418)	17	(17,948)	(59)	(12,748)	(1,798)	(78,227)
Net transfers(2)	2,020,102	201,566	1,753,799	(4,102,218)	62,181	—	5,199	(59,371)
Depreciation (Note 25)	(2,409,510)	(2,569,028)	(1,161,436)	—	(335,258)	—	(159,036)	(6,634,268)
Balance on September 30, 2022	22,316,999	13,515,166	5,001,244	2,485,818	767,271	254,198	592,506	44,933,202
Additions	12,350	1,080,257	31,315	1,617,951	(6,377)	—	69,528	2,805,024
Write-offs, net(1)	(1,944)	(22,221)	(10)	6,657	(12)	(2,113)	(662)	(20,305)
Net transfers(2)	804,057	106,469	547,211	(1,521,621)	18,780	—	3,958	(41,146)
Subletting	—	1,665	—	—	—	—	—	1,665
Depreciation	(827,821)	(896,890)	(430,722)	—	(102,686)	—	(53,219)	(2,311,338)
Balance on December 31, 2022	22,303,641	13,784,446	5,149,038	2,588,805	676,976	252,085	612,111	45,367,102
Additions	99,667	2,269,345	60,235	4,292,212	6,381	—	62,216	6,790,056
Write-offs, net(1)	(1,972)	(75,817)	(127)	(12,945)	(78)	(748)	(1,120)	(92,807)
Net transfers(2)	2,961,352	167,984	1,573,717	(4,858,557)	59,403	—	7,436	(88,665)
Subletting	—	(38,093)	—	—	—	—	—	(38,093)
Merger – Garliava (Note 1.c.1)	149	494,491	—	—	—	—	—	494,640
Depreciation (Note 25)	(2,501,132)	(2,727,880)	(1,358,047)	—	(261,569)	—	(143,477)	(6,992,105)
Balance on September 30, 2023	22,861,705	13,874,476	5,424,816	2,009,515	481,113	251,337	537,166	45,440,128

Balance on December 31, 2022
Cost	84,178,800	37,362,995	27,432,268	2,588,805	6,502,736	252,085	5,536,065	163,853,754
Accumulated depreciation	(61,875,159)	(23,578,549)	(22,283,230)	—	(5,825,760)	—	(4,923,954)	(118,486,652)
Total	22,303,641	13,784,446	5,149,038	2,588,805	676,976	252,085	612,111	45,367,102

Balance on September 30, 2023
Cost	87,817,871	40,674,735	29,050,804	2,009,515	6,554,867	251,337	5,657,089	172,016,218
Accumulated depreciation	(64,956,166)	(26,800,259)	(23,625,988)	—	(6,073,754)	—	(5,119,923)	(126,576,090)
Total	22,861,705	13,874,476	5,424,816	2,009,515	481,113	251,337	537,166	45,440,128

29

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Switching and transmission equipment	Infrastructure	Lending equipment	Assets and facilities under construction	Terminal equipment	Land	Other P&E	Total
Balances and changes:
Balance on December 31, 2021	22,661,180	13,801,906	4,330,107	1,667,238	1,031,510	266,946	649,604	44,408,491
Additions	56,017	2,189,611	78,757	4,940,937	9,231	—	115,298	7,389,851
Write-offs, net (1)	(3,509)	(36,294)	17	(18,050)	(70)	(12,748)	(1,798)	(72,452)
Net transfers (2)	2,024,032	203,662	1,753,799	(4,109,396)	62,181	—	6,022	(59,700)
Business combination (Garliava)	125,350	524,643	—	4,221	—	—	2,768	656,982
Depreciation (Note 25)	(2,501,448)	(2,618,917)	(1,161,436)	—	(335,318)	—	(166,789)	(6,783,908)
Balance on September 30, 2022	22,361,622	14,064,611	5,001,244	2,484,950	767,534	254,198	605,105	45,539,264
Additions	18,797	1,018,439	31,315	1,618,937	(6,379)	—	76,171	2,757,280
Write-offs, net (1)	(5,098)	(22,017)	(10)	7,919	(11)	(2,113)	(548)	(21,878)
Net transfers (2)	803,977	106,467	547,211	(1,521,889)	18,782	—	4,306	(41,146)
Subletting	—	1,665	—	—	—	—	—	1,665
Business combination (Garliava)	1,180	17,183	—	—	—	—	(1,179)	17,184
Business combination (Vita IT)	—	—	—	—	—	—	1,853	1,853
Depreciation	(865,500)	(903,481)	(430,722)	—	(102,708)	—	(53,626)	(2,356,037)
Balance on December 31, 2022	22,314,978	14,282,867	5,149,038	2,589,917	677,218	252,085	632,082	45,898,185
Additions	104,218	2,286,052	60,235	4,291,800	6,406	—	68,349	6,817,060
Write-offs, net (1)	(1,978)	(75,859)	(127)	(12,945)	(80)	(748)	(1,217)	(92,954)
Net transfers (2)	2,956,723	167,983	1,573,717	(4,855,170)	59,403	—	6,769	(90,575)
Subletting	—	(38,093)	—	—	—	—	—	(38,093)
Business combination – Vale Saúde Sempre (Note 1.c.2)	—	—	—	—	—	—	34	34
Depreciation (Note 25)	(2,502,140)	(2,744,021)	(1,358,047)	—	(261,640)	—	(149,300)	(7,015,148)
Balance on September 30, 2023	22,871,801	13,878,929	5,424,816	2,013,602	481,307	251,337	556,717	45,478,509

Balance on December 31, 2022
Cost	85,373,094	38,168,495	27,432,268	2,589,917	6,503,428	252,085	5,770,136	166,089,423
Accumulated depreciation	(63,058,116)	(23,885,628)	(22,283,230)	—	(5,826,210)	—	(5,138,054)	(120,191,238)
Total	22,314,978	14,282,867	5,149,038	2,589,917	677,218	252,085	632,082	45,898,185

Balance on September 30, 2023
Cost	87,830,573	40,705,586	29,050,804	2,013,602	6,555,583	251,337	5,844,445	172,251,930
Accumulated depreciation	(64,958,772)	(26,826,657)	(23,625,988)	—	(6,074,276)	—	(5,287,728)	(126,773,421)
Total	22,871,801	13,878,929	5,424,816	2,013,602	481,307	251,337	556,717	45,478,509

(1)	Infrastructure, includes R$66,773 and R$52,092 in 2023 and 2022, respectively, referring to the cancellation of lease agreements (Note 13.c)
(2)	Total balances refer to transfers between classes of fixed and intangible assets (note 14.a).
b)	Depreciation rates

The Company regularly performs an analysis of the useful lives of its assets and in 2023, with the help of a specialized company, it carried out assessments of the useful lives applied to its fixed assets using the direct comparative method of market data. The works indicated the need for changes in the useful life and annual depreciation rates of some groups of assets (optical cables and ducts, allocated in “Switching and transmission equipment”). These changes in the accounting estimate reduced the depreciation expense for the period ended September 30, 2023 by R$66,038.

Below, we present a table of annual depreciation rates, except for lease assets, which are presented in (Note 13.c):

30

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

	Company						Consolidated
Description	09.30.2023			12.31.2022			09.30.2023			12.31.2022
Switching and transmission equipment and media	2.50%	to	18.75%	2.50%	to	14.29%	2.50%	to	18.75%	2.50%	to	14.29%
Infrastructure	2.50%	to	66.67%	2.50%	to	66.67%	2.50%	to	20.00%	2.50%	to	20.00%
Lending equipment	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%
Terminal equipment	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	50.00%	10.00%	to	25.00%
Other P&E assets	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%
c)	Additional information on leases

The balances and transactions of leases, included in the changes in balances of property, plant and equipment (Note 13.a), were:

	Consolidated
	Infrastructure	Switching and transmission equipment	Other	Total
Balances and changes:
Balance on December 31, 2021	10,461,558	280,912	10,315	10,752,785
Additions	2,143,624	31,516	42,580	2,217,720
Depreciation	(2,214,532)	(52,109)	(659)	(2,267,300)
Business combination – Garliava	509,331	—	—	509,331
Cancellation of contracts	(31,332)	—	—	(31,332)
Balance on September 30, 2022	10,868,649	260,319	52,236	11,181,204
Additions	974,430	8,172	29,016	1,011,618
Subletting (Note 13.a)	1,665	—	—	1,665
Depreciation	(758,751)	(23,275)	(244)	(782,270)
Business combination – Garliava	17,184	—	—	17,184
Cancellation of contracts	(20,760)	—	—	(20,760)
Balance on December 31, 2022	11,082,417	245,216	81,008	11,408,641
Additions	2,228,008	8,583	(13,858)	2,222,733
Subletting (Note 13.a)	(38,093)	—	—	(38,093)
Depreciation	(2,364,905)	(64,929)	(761)	(2,430,595)
Cancellation of contracts	(66,773)	—		(66,773)
Balance on September 30, 2023	10,840,654	188,870	66,389	11,095,913

Balance on December 31, 2022
Cost	20,946,410	375,767	199,695	21,521,872
Accumulated depreciation	(9,863,993)	(130,551)	(118,687)	(10,113,231)
Total	11,082,417	245,216	81,008	11,408,641

Balance on September 30, 2023
Cost	23,292,083	384,350	185,838	23,862,271
Accumulated depreciation	(12,451,429)	(195,480)	(119,449)	(12,766,358)
Total	10,840,654	188,870	66,389	11,095,913

31

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

The following is a table of depreciation rates for lease assets.

	Company						Consolidated
Description	09.30.2023			12.31.2022			09.30.2023			12.31.2022
Infrastructure	2.36%	to	92.31%	2.36%	to	85.71%	2.36%	to	92.31%	2.36%	to	92.31%
Switching and transmission equipment and media	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%
Other P&E assets	26.09%	to	37.50%	26.09%	to	37.50%	26.09%	to	40.00%	26.09%	to	40.00%
d)	Property, plant and equipment items pledged in guarantee

On September 30, 2023, the Company had property, plant and equipment pledged in guarantee for lawsuits, of R$99,579 (R$95,980 on December 31, 2022).

e)	Concession balance

The Fixed Switched Telephone Service concession model, adopted in 1998 with the signing of contracts following the privatization of the telecommunications sector, served as the new basis for the provision of telecommunications services in Brazil. Over more than 20 years, concessionaires had expanded the universalization of the fixed telephone service, which, before privatization, was expensive, out of reach of the populace and suffered long installation queues of months or years. The new concession model introduced following the privatization was disruptive and favorable repercussions are evident to the present day.

As the end of the term of the concession contracts approaches, a consensus is being sought with the regulatory body to assure a fair economic-financial equilibrium.

However, management's efforts have largely been frustrated and discussions through administrative channels have been exhausted without consensus having been reached. Hence, on July 1, 2021, the Company signed an arbitration agreement with ANATEL. The Company submitted to the International Chamber of Commerce, on July 10, 2021, a request to initiate an arbitration against ANATEL, as provided for in the concession agreement and pursuant to Law 9,307/1996, as well as the General Telecommunications Law.

On March 21, 2022, the Company presented its opening arguments in the arbitration proceeding requiring, among other issues, the recognition of events that occurred during the concession agreement that need to be rebalanced in the Company's favor to preserve the sustainability of the agreement, as well as compensation for the period in which the contract terms were untenable.

After the Company's initial allegations, in June 2022 ANATEL presented its defense. On August 19, 2022, the Company filed a reply to ANATEL's defense. On October 18, 2022, a response was presented by ANATEL. On November 17, 2022, the parties laid out the evidence and on December 8, 2022 a hearing was held with the arbitral tribunal for the presentation of the case.

32

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

At that hearing, it was agreed that the Parties would present a statement on the bifurcation of the arbitration procedure, so that part of the procedure could be judged by means of a partial award. Both did so and, on March 23, 2023, the Arbitral Tribunal decided that it would issue a partial judgment on the issues related to (i) the objective arbitrability of the claimant's indemnity claim for the period after 2020, with regard to the alleged unsustainability of the concession; (ii) the objective arbitrability of the indemnity claim referring to the material error in the granting of STFC tariff adjustments and (iii) the incidence of estoppel and prescription phenomena on claims related to supposedly unbalanced events. Based on the decision that there would be a partial sentence on the subject, the Company, on May 22, 2023, presented its final arguments and was awaiting the sentence that would be handed down by the Court. However, as the Parties began discussions on the possibility of a potential consensual solution to the matters exposed in the Arbitration. Therefore, the Company presented a request to suspend the arbitration procedure, which was corroborated by ANATEL and accepted by the Court and which is expected to be renewed while debates on consensuality continue. On September 26, 2023, ANATEL approved and then, on October 4, 2023., forwarded to the Federal Audit Court (“TCU”) the Request for a Consensual Solution to resolve the dispute between ANATEL and the Company . The parties await the opening of the process at the TCU.Arbitration is generally an agile and technically satisfactory option for resolving complex conflicts. The expectation is that disputes involving the concession can be addressed on a technical basis, enabling the current fixed telephone service concessions to be drawn to a close in a fair manner. Currently, it is not practicable to predict the outcome of this arbitration process.

f)	Amendments to the Model

On October 4, 2019, Law 13.879/2019 (enacted from PLC 79/2016) was sanctioned, which introduced changes to the telecommunication's regulatory framework allowing fixed telephony concessionaires to migrate from a concession regime to an authorization regime with lower regulatory charges, including those associated with the continuity and universalization of the STFC in the concession area, as well as any restrictions on the goods associated with its provision.

In accordance with this Law, ANATEL presented on July 5, 2022 a methodology with an estimate of the economic value associated with the adaptation of the concession instrument for authorization, to be validated by TCU. In a session held on March 22, 2023, the methodology applied by ANATEL was approved by TCU, conditioned on the Agency guaranteeing the adoption of values that approximate market values for the evaluation of the more significant reversible assets. The process was forwarded to ANATEL, which evaluated and approved on July 24, 2023, the balance of service adequacy (from concession to authorization) based on the determinations presented by the TCU, presenting a new estimate of economic value. The value of the balance should be assessed by the Company, within 120 (one hundred and twenty) days, however with the possibility of an agreement between ANATEL and the concessionaires involving arbitration and migration to be taken within the scope of a consensual solution with the TCU, ANATEL granted the suspension of the aforementioned deadline. In any case,if the balance value isconfirmed and accepted by the Company,it will be converted into investment projects not yet defined by ANATEL.

g)	Reversible assets

The concession contract for the Company's Switched Fixed Telephone Service identifies the assets essential to the provision of such service in the concession area.

On April 12, 2021, Resolution 744 was published in the official gazette (“DOU“), approved by the Ministry of Telecommunications and by the Board of Directors of ANATEL on April 4, 2021, which addresses the Regulation of Continuity of Provision of Switched Fixed Telephone Service Intended for Use of the General Public under the Public Regime (“RCON“).

33

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

The Resolution, which became effective on May 3, 2021, addresses how the continuity of STFC services under the concession regime are treated once the Company's STs STFC concession contract terminates. The assets identified as being essential to the provision of multiple services, among which the STFC under the public system, will be included in a contract for the assignment of their rights of use, to be agreed under fair and reasonable economic terms and conditions, transferring them from the Company to the new Concessionaire or the Federal Government, should they wish to make use of such assets to maintain the continuity of STFC provision under the public regime.

The assets, being deemed essential, are effectively and exclusively used to ensure the continuity and timely provision of STFC under the public regime, and will be revert to the Public Authority, according to the terms of the RCON, if such service continues to be provided, either by the Federal authority, or by a new Concessionaire, under a public agreement. Hence, the assets for the exclusive use of the STFC and, therefore, subject to the 'reversal regime' provided for in the regulation, constitute a residual and decreasing asset of the Company.

Accordingly, the Concessionaire's assets, at the end of the concession contract on December 31, 2025, will not be returned to the Federal Government. The shared assets and those used exclusively for the STFC will fall within the scope of specific contracts already provided for in the operational manual of the Continuity Regulation, approved by Decision No. 269/2021/COUN/SCO, which complements provisions of the Continuity Regulation.

Although Resolution 744 requires a list of Reversible Assets (“RBR“) to be submitted to ANATEL, such obligation, upon approval under the contractual model described above, is merely informative by nature, in order to maintain transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.

However, within the scope of the administrative proceeding TC no.003.342/2022-0, pending at the TCU, a technical report was issued addressing the new understanding that the RCON should be revised. This understanding will still be examined by the Court.

34

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
14.	INTANGIBLE ASSETS
a)	Balances and changes
	Company
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balances and changes:
Balance on December 31, 2021	22,868,268	14,906,531	4,765,729	736,794	369,238	39,450	412,056	44,098,066
Additions	—	9,832	284,501	—	—	—	1,580,675	1,875,008
Write-offs, net	—	—	(1,801)	—	—	—	(918)	(2,719)
Net transfers(2)	—	—	1,522,052	—	—	—	(1,462,681)	59,371
Amortization (Note 25)	—	(866,531)	(1,361,732)	(63,153)	(125,371)	(2,322)	—	(2,419,109)
Balance on September 30, 2022	22,868,268	14,049,832	5,208,749	673,641	243,867	37,128	529,132	43,610,617
Additions	—	180,234	60,559	—	—	—	679,225	920,018
Write-offs, net	—	—	2,086	—	—	—	—	2,086
Net transfers(2)	—	—	554,336	—	—	—	(513,190)	41,146
Amortization	—	(276,583)	(488,347)	(21,052)	(23,600)	(772)	—	(810,354)
Balance on December 31, 2022	22,868,268	13,953,483	5,337,383	652,589	220,267	36,356	695,167	43,763,513
Additions	—	21,343	129,171	—	—	—	1,939,087	2,089,601
Write-offs, net	—	—	(821)	—	—	—	—	(821)
Net transfers(2)	—	1,071	1,888,892	—	—	—	(1,801,298)	88,665
Merger – Garliava (Note 1.c.1)	3,394,710	2,278,857	—	—	82,239	—	—	5,755,806
Amortization (Note 25)	—	(1,077,966)	(1,579,138)	(63,154)	(79,681)	(2,292)	—	(2,802,231)
Balance on September 30, 2023	26,262,978	15,176,788	5,775,487	589,435	222,825	34,064	832,956	48,894,533

Balance on December 31, 2022
Cost	22,868,268	25,114,849	24,748,054	1,658,897	4,440,717	269,557	695,167	79,795,509
Accumulated amortization	—	(11,161,366)	(19,410,671)	(1,006,308)	(4,220,450)	(233,201)	—	(36,031,996)
Total	22,868,268	13,953,483	5,337,383	652,589	220,267	36,356	695,167	43,763,513

Balance on September 30, 2023
Cost	26,262,978	29,707,168	26,920,668	1,658,897	4,536,912	269,556	832,956	90,189,135
Accumulated amortization	—	(14,530,380)	(21,145,181)	(1,069,462)	(4,314,087)	(235,492)	—	(41,294,602)
Total	26,262,978	15,176,788	5,775,487	589,435	222,825	34,064	832,956	48,894,533

35

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balances and changes:
Balance on December 31, 2021	22,868,268	14,906,531	4,771,275	736,794	369,238	39,524	412,677	44,104,307
Additions	—	9,832	287,036	—	—	—	1,582,188	1,879,056
Write-offs, net	—	—	(1,828)	—	—	—	(1,066)	(2,894)
Net transfers(2)	—	—	1,522,687	—	—	—	(1,462,987)	59,700
Business combination – Garliava (Note 2.d)	3,353,960	2,612,566	—	—	96,195	—	—	6,062,721
Amortization (Note 25)	—	(1,050,162)	(1,364,122)	(63,153)	(132,983)	(2,322)	—	(2,612,742)
Balance on September 30, 2022	26,222,228	16,478,767	5,215,048	673,641	332,450	37,202	530,812	49,490,148
Additions	—	180,234	65,092	—	—	—	677,843	923,169
Write-offs, net	—	—	3,206	—	—	—	917	4,123
Net transfers(2)	—	—	554,357	—	—	—	(513,211)	41,146
Business combination – Garliava	40,750	—	—	—	—	—	—	40,750
Business combination – Vita IT	98,851	—	177	4,527	29,545	—	—	133,100
Amortization	—	(367,250)	(489,342)	(21,617)	(28,205)	(772)	—	(907,186)
Balance on December 31, 2022	26,361,829	16,291,751	5,348,538	656,551	333,790	36,430	696,361	49,725,250
Additions	—	21,343	131,223	—	—	—	1,939,388	2,091,954
Write-offs, net	—	—	(821)	—	—	—	—	(821)
Net transfers(2)	—	—	1,891,662	—	—	—	(1,801,087)	90,575
Business combination – Vita IT (note 12.b)	(22,770)	—	—	(451)	(18,122)	12,324	—	(29,019)
Business combination – Vale Saúde Sempre (Note 1.c.2)	51,637	—	—	774	607	6,175	—	59,193
Amortization (Note 25)	—	(1,136,306)	(1,582,105)	(63,641)	(82,729)	(5,352)	—	(2,870,133)
Balance on September 30, 2023	26,390,696	15,176,788	5,788,497	593,233	233,546	49,577	834,662	49,066,999

Balance on December 31, 2022
Cost	26,361,829	29,685,824	25,029,658	1,663,424	4,566,457	269,639	696,361	88,273,192
Accumulated amortization	—	(13,394,073)	(19,681,120)	(1,006,873)	(4,232,667)	(233,209)	—	(38,547,942)
Total	26,361,829	16,291,751	5,348,538	656,551	333,790	36,430	696,361	49,725,250

Balance on September 30, 2023
Cost	26,390,696	29,707,168	27,049,808	1,663,747	4,548,942	288,112	834,662	90,483,135
Accumulated amortization	—	(14,530,380)	(21,261,311)	(1,070,514)	(4,315,396)	(238,535)	—	(41,416,136)
Total	26,390,696	15,176,788	5,788,497	593,233	233,546	49,577	834,662	49,066,999

(1)	Refer to the operations of Santo Genovese Participações (2004); Spanish and Figueira (2006); Telefônica Television Participações (2008); Vivo Participações (2011); GVT Participações (2015); Garliava and Vita IT (2022) and Vale Saúde Sempre (2023).
(2)	Total balances refer to transfers between classes of fixed and intangible assets (Note 13.a).

36

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
b)	Licenses / Authorizations

In the following table, we briefly present the information on the authorizations of each sub-band held by the Company for use in the SMP, as well as the events that occurred in 2023 related to their respective extensions (when applicable).

Subband-Radio Frequency	Geographic coverage	Comments	Expiration of authorizations	Events in 2023
700 MHz	National	—	2029	—
850 MHz	National (except AL, CE, PB, PE, PI e RN)	—	2023-2028	(1)
900 MHz	ES, RJ, AM, AP, RR, PA, MA, SE, BA, AC, DF, MT, RO, MS, SC, TO, RS, GO and PR	MS (except sector 22 PGO); RS (excpt sector 30 do PGO); GO (exceto setor 25 do PGO) and PR (except sector 20 PGO)	2023 (expired)	(2)
	MG, AM, RR, AP, PA, MA, BA, SE e SP (except area 11)	Authorizations from the acquisition of part of UPI Ativos Móveis from Oi in 2022 (note 1.c.1)	2031 - 2032	—
1.800 MHz	National (except MG)	—	2032	(3)
	National (except area 43 - PR)	Authorizations from the acquisition of part of UPI Ativos Móveis from Oi in 2022 (note 1.c.1)	2031 - 2032	—
900 MHz / 1.800 MHz	MG (sector 3 PGO)	—	2035	—
	MG (sector 2 PGO)	—	2032	(4)
2.100 MHz	National	—	2038	(5)
	ES, MG, AM, AP, PA, MA, RR, AL, CE, PB, PE, PI, RN, AC, RO, MT, MS, TO, GO, DF, SP (except sector 33 PGO), RS, PR e SC	Authorizations from the acquisition of part of UPI Ativos Móveis from Oi in 2022 (note 1.c.1)	2038	—
2.300 MHz	RJ, SP, ES, MG, AM, AC, AP, RR, RO, TO, PA, MT, MS, GO and DF	SP (except sector 33 PGO); MG (sector 2 PGO); MS (except sector 22 PGO) and GO (except sector 25 PGO)	2041	—
2.500 MHz	National	—	2027-2031	—
3.500 MHz	National		2041	—
26 GHz	National		2041	—

(1) Extension of authorizations in 850 MHz: In accordance with the provision of Agreement No. 618, of November 26, 2020, ANATEL extended, until November 29, 2028, the terms of authorization for the use of subbands in 850 MHz MHz held by Telefônica in the states of Minas Gerais, Bahia and São Paulo, whose terms ended, respectively, in the months of April, June and August 2023. As with the other authorizations in 850 MHz, the Agency determined that the amount due for the extension must be calculated based on net present value (“NPV”) parameters, in order to reflect, according to ANATEL, the real economic value (market value) of the sub-bands.

(2) Non-extension of authorizations in 900 MHz (except MG): The Board of Directors of ANATEL, through Agreement nºNo. 105, of April 28, 2023, determined that the terms of authorization associated with the sub-bands in 900 MHz would not be extended , except in the state of MG (sectors 2 and 3 of the PGO), claiming that the efficient use of this spectrum has not been properly demonstrated, since the low capacity associated with this band (2.5 + 2.5 MHz) imposes limitations on its effective use. The non-renewal of these 900 MHz licenses, however, does not affect the services currently provided by the Company.

37

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

(3) Extension of radio frequency authorizations in 1800 MHz (except MG): Also through Agreement nº 105, of April 28, 2023, the Board of Directors of ANATEL decided to extend the terms of authorization for the use of sub-bands in 1800 MHz until 2032, signaling the completion on this date of a sectoral relocation of the channels associated with the sub-bands, along the same lines as that intended for the sub-bands in 850 MHz. Considering the forecast established in the original renewal authorization terms for a period of 15 years (expiring in 2038), this decision resulted in a reduction of 6 years in the expected validity of the extended terms, with the exception of the 900 MHz and 1800 MHz authorizations in sector 3 of the PGO (region of the state of Minas Gerais), already previously extended until 2035.

(4) Extension of authorizations at 900 and 1800 MHz (MG): In relation to authorizations at 900 and 1,800 MHz for the state of MG (sector 2 of the PGO), it is important to inform that ANATEL, through Ruling No. 215, of 25 August 2023, determined the extension, until December 22, 2032, of the right-of-use authorizations held by Telefônica,the first extension of which expired in April 2023

(5) Extension of authorizations in 2,100 MHz: Through Ruling No. 102, of April 28, 2023, ANATEL communicated the decision to extend the authorizations held by the Company for the 2,100 MHz radio frequency sub-band until 2038.As this concerns the In the first extension period, payment will be made on a biannual basis (note 22) starting in 2025.

c)	Amortization rates

The table below shows the annual amortization rates.

	Company						Consolidated
Description	09.30.2023			12.31.2022			09.30.2023			12.31.2022
Licenses	3.60%	to	20.00%	3.60%	to	20.00%	3.60%	to	20.00%	3.60%	to	20.00%
Softwares	20.00%			20.00%			20.00%			20.00%
Trademarks	5.13%			7.70%			5.13%	to	50.00%	7.70%
Customer portfolio	10.00%	to	12.50%	12.50%	to	20.00%	10,0%	to	12,5%	12.50%	to	20.00%
Other intangible assets	20.00%			20.00%			6,67%	to	20,00%	6.67%	to	20.00%

15.	PERSONNEL, SOCIAL CHARGES AND BENEFITS
	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Social charges and benefits	707,223	460,149	762,492	497,568
Profit sharing	331,135	464,106	345,922	483,548
Share-based payment plans (Note 29)	132,606	76,071	134,991	77,175
Salaries and wages	41,901	36,086	47,817	39,035
Others	—	—	20,179	—
Total	1,212,865	1,036,412	1,311,401	1,097,326

Current	1,166,548	975,432	1,244,444	1,035,652
Non-current	46,317	60,980	66,957	61,674

38

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
16.	TRADE ACCOUNTS PAYABLE
	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Sundry suppliers (Opex, Capex, Services e Material)	7,667,643	6,134,913	7,949,558	6,572,181
Related parties (Note 28)	726,131	605,458	629,933	375,299
Amounts payable (operators, cobilling)	212,974	218,620	212,974	224,555
Interconnection / interlink	211,438	210,218	211,438	243,763
Total	8,818,186	7,169,209	9,003,903	7,415,798

17.	TAXES, CHARGES AND CONTRIBUTIONS PAYABLE
	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Fistel(1)	3,419,302	2,335,801	3,419,302	2,421,789
ICMS	1,372,232	949,930	1,433,090	1,020,067
PIS and COFINS	345,200	220,260	360,491	238,992
Fust and Funttel	98,629	92,662	98,629	93,427
Other taxes	140,576	94,211	152,685	111,972
Total	5,375,939	3,692,864	5,464,197	3,886,247

Current	1,627,682	1,044,473	1,656,384	1,097,512
Non-current	3,748,257	2,648,391	3,807,813	2,788,735

(1)	Refers to the remaining balances from 2020 to 2023 which, according to the decisions of the Federal Regional Court of the First Region, the liability is suspended. The amount is classified as a non-current liability.
18.	DIVIDENDS AND INTEREST ON EQUITY (IOE)
a)	Interest on equity receivable from Terra Networks
	Company
	2023	2022
Balance at the beginning of the year	15,422	12,396
Supplementary dividends from the last year	47,124	38,729
Balance on September 30	62,546	51,125
Dividends receipt		(51,125)
Dividends for the current year		15,422
Balance at the end of the year		15,422

For the purposes of the statement of cash flow, interest on equity and dividends received from the subsidiary are classified as “Investing Activities“.

39

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
b)	Dividends and interest on equity payable
b.1)	Balances
	Company / Consolidated
	09.30.2023	12.31.2022
Telefónica	515,535	1,051,720
Telefónica Latinoamérica Holding	494,817	1,009,454
Telefónica Chile	571	1,552
Non-controlling shareholders	764,481	1,124,691
Total	1,775,404	3,187,417
b.2)	Changes
	Company / Consolidated
	2023	2022
Balance at the beginning of the year	3,187,417	4,265,715
Supplementary dividends from the last year	826,731	2,028,524
Interim interest on equity (net of IRRF)	1,348,100	1,156,000
Unclaimed dividends and interest on equity	(84,597)	(72,247)
Payment of dividends and interest on equity	(3,503,590)	(2,271,591)
IRRF on shareholders exempt/immune from interest on equity	1,343	1,466
Balance on September 30	1,775,404	5,107,867
Interim interest on equity (net of IRRF)		1,607,750
Unclaimed dividends and interest on equity		(95,202)
Payment of dividends and interest on equity		(3,437,672)
IRRF on shareholders exempt/immune from interest on equity		4,674
Balance at the end of the year		3,187,417

For the purposes of the statement of cash flow, interest on equity and dividends paid to shareholders are recognized in “Financing Activities“.

19.	PROVISION AND CONTINGENCIES

The Company and its subsidiaries are party to administrative and judicial proceedings and labor, tax, regulatory and civil claims filed at different court levels. Management of the Company and its subsidiaries, under the advice of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

The composition and changes in the provision, considered as probable risk of loss, in addition to contingent liabilities, provision for dismantling, customer refunds and provision for fines for cancellation of lease agreements are as follows:

40

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
a)	Balances and changes
	Company
	Provision for contingencies
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA)(1)	Provision for fines for canceling lease agreements(2)	Provision for decommissioning(3)	Amounts to be refunded to customers(4)	Total
Balance on December 31, 2021	2,058,034	1,986,244	926,105	463,394	488,598	—	378,105	—	6,300,480
Additions (reversal), net (Note 26)	148,024	10,625	259,181	243,457	(10,518)	—	(8,192)	—	642,577
Other additions (reversal)	(6,832)	—	1,843	12,084	—	—	17,283	679,581	703,959
Write-offs due to payment	(15,459)	(54,501)	(337,981)	(336,789)	—	—	—	—	(744,730)
Interest accruals (Note 27)	181,940	129,598	305,260	87,756	9,373	—	4,528	—	718,455
Balance on September 30, 2022	2,365,707	2,071,966	1,154,408	469,902	487,453	—	391,724	679,581	7,620,741
Additions (reversal), net	26,835	(170,649)	89,916	88,717	(1,940)	—	(1,619)	(66,696)	(35,436)
Other additions	—	—	3	—	—	—	4,215	—	4,218
Write-offs due to payment	(17,779)	(55,556)	(121,503)	(76,655)	—	—	—	(13,280)	(284,773)
Interest accruals	15,062	23,274	64,490	35,613	7,324	—	1,582	—	147,345
Balance on December 31, 2022	2,389,825	1,869,035	1,187,314	517,577	492,837	—	395,902	599,605	7,452,095
Additions (reversal), net (Note 26)	62,254	5,357	235,978	263,843	(18,115)	69,474	(31,686)	—	587,105
Other additions (reversal)	—	—	(160)	—	—	—	4,509	—	4,349
Write-offs due to payment	(15,351)	(136,586)	(364,735)	(258,343)	—	(86,878)	—	(505,015)	(1,366,908)
Merger – Garliava (Note 1.c.1)	—	—	3	—	456,379	454,857	53,512	2,277	967,028
Interest accruals (Note 27)	122,098	113,828	213,116	112,516	49,038	—	8,714	—	619,310
Balance on September 30, 2023	2,558,826	1,851,634	1,271,516	635,593	980,139	437,453	430,951	96,867	8,262,979

Balance on December 31, 2022
Current	—	104,898	404,029	214,320	—	—	—	599,605	1,322,852
Non-current	2,389,825	1,764,137	783,285	303,257	492,837	—	395,902	—	6,129,243

Balance on September 30, 2023
Current	14,153	63,843	373,066	309,714	—	437,453	27,514	96,867	1,322,610
Non-current	2,544,673	1,787,791	898,450	325,879	980,139	—	403,437	—	6,940,369

41

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Provision for contingencies
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA)(1)	Provision for fines for canceling lease agreements(2)	Provision for decommissioning(3)	Amounts to be refunded to customers(4)	Total
Balance on December 31, 2021	2,147,369	1,986,244	935,971	486,955	488,598	—	378,105	—	6,423,242
Additions (reversal), net (Note 26)	141,377	10,625	255,588	251,852	(10,518)	—	(8,192)	—	640,732
Other additions	607	—	6,259	6,580	—	—	17,283	682,446	713,175
Write-offs due to payment	(15,481)	(54,501)	(342,379)	(339,884)	—	(59,734)	—	—	(811,979)
Business combination – Garliava	—	—	—	—	453,697	571,840	66,803	—	1,092,340
Interest accruals (Note 27)	184,271	129,598	304,635	86,616	31,758	—	4,528	—	741,406
Balance on September 30, 2022	2,458,143	2,071,966	1,160,074	492,119	963,535	512,106	458,527	682,446	8,798,916
Additions (reversal), net	26,835	(170,650)	90,160	88,828	(30,411)	—	(1,619)	(66,696)	(63,553)
Other additions	—	—	2	—	—	—	4,215	—	4,217
Write-offs due to payment	(17,779)	(55,556)	(122,027)	(76,900)	—	(46,670)	—	(13,868)	(332,800)
Business combination – Garliava	—	—	—	—	—	17,184	—	—	17,184
Business combination – Vita IT	—	—	—	—	28,200	—	—	—	28,200
Interest accruals	16,228	23,275	64,691	36,143	16,748	—	1,582	—	158,667
Balance on December 31, 2022	2,483,427	1,869,035	1,192,900	540,190	978,072	482,620	462,705	601,882	8,610,831
Additions (reversal), net (Note 26)	64,615	5,357	236,731	264,513	(18,115)	69,474	(44,977)	—	577,598
Other additions (reversal)	—	—	(160)	—	—	—	4,509	—	4,349
Write-offs due to payment	(15,353)	(136,586)	(366,588)	(265,091)	—	(114,641)	—	(505,015)	(1,403,274)
Business combination – Vita IT (note 12)	—	—	—	—	(18,227)	—	—	—	(18,227)
Business combination – Vale Saúde Sempre (note 1.c.3)	—	—	—	—	2,357	—	—	—	2,357
Interest accruals (Note 27)	126,037	113,828	213,006	112,720	49,596	—	8,714	—	623,901
Balance on September 30, 2023	2,658,726	1,851,634	1,275,889	652,332	993,683	437,453	430,951	96,867	8,397,535

Balance on December 31, 2022
Current	—	104,898	404,654	217,229	—	482,620	66,803	601,882	1,878,086
Non-current	2,483,427	1,764,137	788,246	322,961	978,072	—	395,902	—	6,732,745

Balance on September 30, 2023
Current	14,153	63,843	373,940	312,108	—	437,453	27,514	96,867	1,325,878
Non-current	2,644,573	1,787,791	901,949	340,224	993,683	—	403,437	—	7,071,657

(1)	Refers to the amounts of the contingent liability arising from the PPAs generated on the acquisition of Vivo Participações (2011), Global Village Participações (2015), Garliava and Vita IT (2022) and Vale Saúde Sempre (2023), related to civil, labor and tax lawsuits at their fair value in the business combination.
(2)	Provision for fines for canceling lease agreements arising from the acquisition of Garliava.
(3)	Refers to costs to be incurred due to returning sites to owners (locations intended for tower and equipment installation on leased property) in the same condition as that at lease inception. These costs are provisioned at the present value of amounts expected to settle the obligation using estimated cash flows and they are recognized as part of the cost of the corresponding asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is recorded as incurred and recognized in the statement of income as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate.
Changes in the estimated future costs or in the discount rate applied are added to, or deducted from, the cost of the asset.
(4)	On July 23, 2022, Complementary Law No. 194, of July 23, 2022, was enacted, which deals with the incidence of taxes on various sectors considered by the respective Law as essential and indispensable goods and services, leading to a reduction in the tax rate for ICMS on communications services and the refund of these amounts to customers. Accounting for customer refunds were made in the second half of 2022, through discounts granted and returns.

42

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
b)	Tax provision and contingencies
	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Provision	2,558,826	2,389,825	2,658,726	2,483,427
Federal	669,084	685,793	768,984	779,395
State	1,270,400	1,112,094	1,270,400	1,112,094
Municipal	47,899	42,686	47,899	42,686
FUST	571,443	549,252	571,443	549,252
Possible contingencies	36,395,642	33,367,478	36,523,420	33,472,824
Federal	3,057,850	3,002,051	3,087,228	3,042,010
State	23,929,941	21,711,855	23,931,516	21,712,030
Municipal	517,831	433,867	594,252	479,484
FUST, FUNTTEL and FISTEL	8,890,020	8,219,705	8,910,424	8,239,300
b.1)	Tax provision

Management, under advice of legal counsel, believes that the following losses present a probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) Social Investment Fund (Finsocial) offset amounts; (iv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/1998; (v) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; and (vi) INSS on one third on vacation pay.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level for ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) non-taxation discounts to customers; (viii) unmeasured services; (ix) CIAP credit; and (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment of the STF.

Municipal taxes

The Company and/or its subsidiaries are party to Municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU“); (ii) Services tax (“ISS“) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

43

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

b.2) Possible risk of loss – tax contingencies

Management, under advice of legal counsel, believes that the risk of loss for the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) is possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Federal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) contested non approval of requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals to employees, withholding of 11% (assignment of workforce); and (c) Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) – on loan transactions, intercompany loans and credit transactions; and (vii) IRRF on capital gain on the sale of the GVT Group to the Company.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the State level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside São Paulo State paid to São Paulo State; (iv) co-billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection (“DETRAF“ – Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) CDR/DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; and (xx) monthly subscription with discussion about minutes allowance.

Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Municipal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund (“FUST“)

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD“) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/2000, which are awaiting a decision from Higher Courts.

44

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On September 30, 2023, the consolidated amount totaled R$5.531.852 (R$5,103,037 on December 31, 2022).

Fund for Technological Development of Telecommunications (“FUNTTEL“)

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/2000 and Decree No. 3,737/2001, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/2013.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On September 30, 2023, the consolidated amount totaled R$1.157.374 (R$1,013,427 on December 31, 2022).

Telecommunications Inspection Fund (“FISTEL“)

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On September 30, 2023, the consolidated amount totaled R$2,221,198 (R$2,122,836 on December 31, 2022).

c)	Regulatory provision and contingencies
	Amounts involved
	Company / Consolidated
Nature/Degree of Risk	09.30.2023	12.31.2022
Provision	1,851,634	1,869,035
Possible contingencies	8,523,493	5,844,624
c.1)	Regulatory provision

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL on the grounds of alleged non-compliance with obligations in the sectoral regulations, as well as in lawsuits addressing the majority of sanctions applied by ANATEL at the administrative level. The proceedings include the obligation to pay the onerous fee for the mobile service (the payment, due every two years, relating to the right of use of SMP), Company's obligations related to non-observance of the rights of consumers of telecommunications services, the achievement of ANATEL's quality indicators, and the achievement of targets contained in the spectrum auction notice for service coverage.

A dispute arose as to which revenues should be considered for the payment of amounts due for the renewal of radio frequencies in relation to the payment of SMP charges. The Company, together with its legal advisors, concluded that a probable loss is estimated of R$710.926 million on the payment of the SMP burden in relation to data revenue, due to the existence of unfavorable decisions at ANATEL in 2021 and in the courts with an unlikely prognosis of review, as the Company decided to begin collecting such amounts in favor of ANATEL, as of the 2022 collection.

45

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
c.2)	Possible risk of losses – regulatory contingencies

Management, under advice of legal counsel believes the likelihood of loss of the following regulatory proceedings is possible:

The Company is a party to administrative proceedings filed by ANATEL (other agents, including other operators, also have claims against the Company) alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the mostly sanctions applied by ANATEL at the administrative level.

Significant cases with possible risks of loss in the regulatory contingency portfolio include:

•	Litigation regarding the revenues to be included in the calculation of the amount of encumbrance due to the extension of radio frequencies associated with the SMP and the STFC concession (except for SMP data revenues, as explained in item d.1, of this Note). In ANATEL's view, the calculation of the encumbrance should be based on 2% on the entire economic benefit arising from the provision of STFC/SMP service. In the Company's view, however, revenues that are not part of STFC/SMP service plans, such as interconnection, revenues earned in the 15th year of the licenses' validity, and others, should not be considered in the calculation of the burden. As a result of this divergence of understanding, the Company filed administrative and legal actions to challenge ANATEL's charges.
•	In May 2018, the Company filed a lawsuit to annul the ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations (“PADO“) for alleged violations of the fixed telephony regulation. The principal amount of the fine imposed by ANATEL, and object of the lawsuit, totals R$199,075. On September 30, 2023 and December 31, 2022, the amount including interest and indexation accruals totaled approximately R$576.008 and R$540,846, respectively. The Company believes that the fine imposed is not legal and not due based, fundamentally, on the following defense arguments: (i) ANATEL's error in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL); and (ii) the calculation of the penalty is disproportionate and baseless. The process was sent for analysis and decision by the CADE Court; the MPF has yet to issue its opinion.
•	Administrative proceeding pending at CADE, allegedly suggested a coordinated action among the companies Claro, Oi Móvel and the Company, which comprised the Rede Correios Consortium to compete in the electronic trading session no. 144/2015, carried out by the Brazilian Post and Telegraph Company; as well as alleged price discrimination by Company in relation to services offered to BT Brasil Serviços de Telecomunicações Ltda. (“BT“), contravening competitive protocols. In its defense, Company (i) states that the formation of consortia to participate in public tenders is legal and can promote competition; and (ii) demonstrates that there is no basis for allegation of discriminatory conduct, since: (a) the Company was not the only alternative to BT's supplier; and (b) prices of the service offered by the consortium cannot be compared to those quoted by BT, as they are of a difference technical nature, pricing and quantity of resources involved. On March 8, 2021, the Technical Note of the General Superintendence issued an opinion on the configuration of infractions of the economic order practiced by the companies. The process was forwarded by the technical area to the CADE Court, which decided that the operators engaged in anti-competitive conduct. And after this decision, the Company filed a motion for clarification, which were partially accepted and now there will be a judicialization of the issue.
•	Proceedings initiated by ANATEL to investigate the inclusion of gains in the concession plans from decisions of the STF in which it excluded ICMS from the PIS/COFINS calculation basis between 2002 and 2017. The Attorney General's Office and ANATEL's technical area believe that such gains do not result from business efficiency, but from a change in the tax regulations. The return proposal suggested by ANATEL would be generated through a tariff review for basic plans and the construction of high capacity backhaul infrastructure for the alternative plans, approximating R$1 billion, which was increased by ANATEL to 3.4 billion, based on the change in methodology, for which management believes the risk of loss to be possible. The case will be judged by the Board of Directors of ANATEL, from which it may be challenged through an arbitration procedure.

46

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
•	Procedure for the Determination of Noncompliance with Obligations ("PADO"), which deals with coverage targets whose applied fine of R$127 million could be converted into an obligation to do, which consists of an alternative means of complying with the sanction of the fine, for investment for installation 4G radio base station in 188 locations without this technology, whose installation should take place in two and a half years, with maintenance costs equivalent to the period of one year. Installation cannot result from ran sharing agreements, swaps, network rentals, industrial exploitation contracts, or other contractual means. After adherence and confirmation of consent by ANATEL, compliance within the specified period will be monitored.
•	The Company is a party to lawsuits that discuss annulling contractual clauses and obligations to do and not to do linked to the suspension of services, non-increase in tariffs, repairs and maintenance of poles, which do not involve a determined financial value and, at the current stage in found are invaluable. These processes are awaiting judgment in the courts.
d)	Civil provision civil contingencies
	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Provision	1,271,516	1,187,314	1,275,889	1,192,900
Possible contingencies	2,174,665	2,163,980	2,182,788	2,175,547
d.1)	Civil provision

Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:

•	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On September 30, 2023, the provision was R$157,399 (R$145,874 on December 31, 2022).
•	The Company and/or its subsidiaries are party to various civil proceedings related to individual consumerist nature level, relating to the non-provision of services and/or products sold. On September 30, 2023, the provision was R$303,865 (R$244,663 on December 31, 2022).
•	The Company and/or its subsidiaries are party to various civil proceedings of a collective consumerist and non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On September 30, 2023, the provision was R$814,625 (R$802,363 on December 31, 2022).
d.2)	Possible losses – civil contingencies

Management, under advice of legal counsel, believes that the risk of losses is possible for the following civil proceedings:

•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the Consumer Protection (“PROCON“), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business.
•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune“), a Brazilian company, filed lawsuits on November 20, 2001, against 23 wireless carriers claiming to own the patent for “Bina“, a caller ID. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

47

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
•	An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10,000.00 in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending the unfavorable decision until final judgment. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The expertise was carried out and then the claims were dismissed. The parties filed an appeal. On February 1, 2023, the Court of Justice of the Federal District and Territories (“TJDFT”) judged the appeals filed and, unanimously, dismissed them, upholding the sentence of inadmissibility. Subsequently, a Special Appeal was filed by Lune. We present counterarguments and await judgment. Management is unable to reasonably estimate a liability with respect to this claim currently.

•	The Company, together with other operators that provide telecommunications services, is a defendant in discussions that contest the practice that operators adopt of imposing a limited period for the use of prepaid minutes. That is, the plaintiff alleges that the minutes of the prepaid package must not expire after the end of a specific period, and that they can be used at any time by the consumer. The request of the Federal Public Ministry was not accepted, and the processes are awaiting judgment of appeal by the Federal Regional Court (“TRF“) of the 1st Region.
e)	Labor provision and contingencies
	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Provision	635,593	517,577	652,332	540,190
Possible contingencies	1,632,653	1,476,824	1,645,086	1,490,560

The labor provision and contingencies involve several labor claims of former employees and former outsourced employees (these are secondary obligor or joint liabilities), which claim, among others: differences in overtime pay, variable remuneration, salary parity, unhealthy or dangerous work conditions.

48

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
20.	LOANS, FINANCING, DEBENTURES, LEASE, 5G LICENSES AND LIABILITIES FOR THE ACQUISITION OF COMPANIES

On September 30, 2023, the contractual conditions of loans, financing, debentures and leases and liabilities for the acquisition of companies, are the same as in Note 21) Loans, Financing, Debentures, Lease, 5G Licenses and Liabilities for the Acquisition of a Companies, disclosed in the financial statements for the year ended December 31, 2022, except for the increase in amounts resulting from the acquisition of Vale Saúde Sempre (Note 1.c.2) and Polígono's contribution to Vivo Money (note 1.c.4).

a)	Balance
	Consolidated
	09.30.2023			12.31.2022
	Current	Non-current	Total	Current	Non-current	Total
Leases (a.1)	3,539,110	8,891,143	12,430,253	3,503,167	8,529,436	12,032,603

Debentures (7th issue)	108,006	3,500,000	3,608,006	236,833	3,500,000	3,736,833

5G Licences	639,754	967,562	1,607,316	652,301	1,191,670	1,843,971

Financial institutions	—	—	—	1,073,090	—	1,073,090
Citibank	—	—	—	1,073,087	—	1,073,087
Others	—	—	—	3	—	3

Liabilities for the acquisition of a company (a.2)	90,786	3,074	93,860	554,554	60,745	615,299

Other creditors (a.3)	—	15,000	15,000	—	—	—

Total	4,377,656	13,376,779	17,754,435	6,019,945	13,281,851	19,301,796

All liabilities shown in the table above were contracted in local currency (R$), except for the loan from Citibank, contracted in foreign currency (US dollar).

a.1)	Leases

The weighted annual interest rate on lease contracts on September 30, 2023, was 12.24%, having an average maturity of 5.23 years, (on December 31, 2022 they were 13.45% and 5.51 years, respectively).

The balances of the lease payables are as follows:

	Consolidated
	09.30.2023	12.31.2022
Nominal value payable	17,705,104	15,760,333
Unrealized financial expenses	(5,274,851)	(3,727,730)
Present value payable	12,430,253	12,032,603

Current	3,539,110	3,503,167
Non-current	8,891,143	8,529,436

49

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
a.2)	Liabilities for the acquisition of companies
a.2.1)	Acquisition of Garliava

The Company has some liabilities with Oi, provided for in clauses of the Agreement, arising from the acquisition of Garliava, namely: (i) contractual retention of 10% of the acquisition price, R$522,297 on December 31, 2022.

On September 29, 2023, it was recognized by the Market Arbitration Chamber Court that it had approved the agreement in relation to the Post-Closing Adjustment (as defined in the Share Purchase and Sale Agreement and Other Covenants) (“Parties”) (“Agreement”), entered into between the Buyers (the Company, TIM S.A. and Claro S.A.) and Oi. S.A. – In Judicial Recovery (Seller), as a way of putting an end to the controversy between the Parties and the arbitration procedure related to the Adjustment Post-Closing (grade 10). On October 2, this same court approved the Agreement and ordered the transfer of resources to the parties involved. Therefore, on September 30, 2023, the retained amount (R$488,458), plus applicable interest and/or monetary correction, was derecognized as follows: (i) 50% offset with the amount allocated as judicial deposit (note 10 ) and the other 50% reverted to the income statement (notes 26 and 27)); (ii) contingent consideration, this value conditioned on the fulfillment of some objectives/goals that were 100% achieved and consequently there was the settlement together with Oi. The balance on December 31, 2022 was R$15,000; and (iii) contractual costs, incurred by Oi with the dismissal and rehiring of Oi workers by Garliava. These values will be fully refunded within 30 days from the notification data to be sent by Oi. The balance on September 30, 2023 and December 31, 2022 was R$6,271 and R$8,333, respectively.

a.2.2)	Acquisition of Vita IT by TIS

The purchase consideration for the acquisition in 2022 of Vita IT by TIS, the Company's indirect subsidiary, was R$110,220. Of this amount, R$42,000 was paid in cash upon completion of the Transaction R$8,992 in the nine-month period 2023 and the remainder will be paid pursuant to contractual clauses, indexed to the IPCA. The balance on September 30, 2023 and December 31, 2022 was R$63,004 and R$69,669, respectively.

a.2.3)	Acquisition of Vale Saúde Sempre by POP (Note 1.c.2)

The purchase consideration for the acquisition of Vale Saúde Sempre by POP (Note 1.c.2), including the price adjustments agreed between the parties, was R$62,033. Included is R$37,029 paid in cash at the time of close of the Transaction R$2,956 in the nine-month period 2023 and the remainder will be paid, pursuant to contractual clauses, plus DI interest to the date of payment. The balance on September 30, 2023 was R$24,585.

a.3)	Other creditors

On August 3, 2023, Polígono made a contribution of R$15,000 to Vivo Money (note 2.c.4), through the subscription of 15,000 senior shares, with a unit value of R$1,000.00 (One thousand reais), date of issued on July 31, 2023 and maturing on July 31, 2028, remuneration of 100% of the CDI, year 252 days and spread of 3.75% p.a. and amortization of the principal from August 31, 2025. The update amounts are paid monthly to Polígono.

b)	Repayment schedule (non-current)
	Consolidated
Year	Leases	Debentures	5G Licences	Liabilities for the acquisition of companies	Other creditors	Total
13 to 24 months	2,780,185	1,500,000	56,915	—	—	4,337,100
25 to 36 months	2,011,139	—	56,915	—	429	2,068,483
37 to 48 months	1,426,523	2,000,000	56,915	—	2,573	3,486,011
49 to 60 months	1,065,559	—	56,915	1,230	11,998	1,135,702
From 61 months	1,607,737	—	739,902	1,844	—	2,349,483
Total	8,891,143	3,500,000	967,562	3,074	15,000	13,376,779

50

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
c)	Changes in balances
	Consolidated
	Leases	Debentures	5G Licences	Loans and financing	Liabilities for the acquisition of companies	Financing – suppliers	Other creditors	Total
Balance on December 31, 2021	11,230,099	1,028,463	4,450,806	54	—	224,556	—	16,933,978
Additions(1)	2,217,720	3,500,000	—	1,000,000	—	21,834	—	6,739,554
Exchange variation (Note 27)	—	—	—	148,435	—	—	—	148,435
Financial charges / Fair value (Note 27)	950,333	118,503	275,762	(16,311)	31,178	—	—	1,359,465
Write-offs (cancellation of contracts)	(47,139)	—	—	—	—	—	—	(47,139)
Business combination – Garliava	571,840	—	—	—	606,996	—	—	1,178,836
Write-offs (payments) – Principal	(1,788,960)	(1,000,000)	(2,389,706)	(38)	(47,500)	(224,555)	—	(5,450,759)
Write-offs (payments) – financial charges	(934,975)	(39,011)	(140,803)	—	—	—	—	(1,114,789)
Balance on September 30, 2022	12,198,918	3,607,955	2,196,059	1,132,140	590,674	21,835	—	19,747,581
Additions(1)	1,011,618	—	—	—	—	(21,834)	—	989,784
Exchange variation	—	—	—	(40,125)	—	—	—	(40,125)
Financial charges	342,043	128,878	7,022	(1,248)	8,310	5,816	—	490,821
Business combination – Garliava	17,184	—	—	—	—	—	—	17,184
Business combination – Vita IT	—	—	—	—	68,815	—	—	68,815
Write-offs (cancellation of contracts)	(20,081)	—	—	—	—	—	—	(20,081)
Write-offs (payments) – Principal	(1,151,262)	—	(331,686)	(12)	(52,500)	(1)	—	(1,535,461)
Write-offs (payments) – financial charges	(365,817)	—	(27,424)	(17,665)	—	(5,816)	—	(416,722)
Balance on December 31, 2022	12,032,603	3,736,833	1,843,971	1,073,090	615,299	—	—	19,301,796
Additions(1)	2,222,733	—	—	—	—	—	15,000	2,237,733
Exchange variation (Note 27)	—	—	—	(52,254)	—	—	—	(52,254)
Financial charges / Fair value (Note 27)	1,024,848	372,937	66,477	68,518	36,771	—	192	1,569,743
Business combination – Vale Saúde Sempre (Note 1.c.2)	—	—	—	—	25,815	—	—	25,815
Dispute settlement agreement - Acquisition of Oi mobile UPI - Reversion to results for the period (notes 26 and 27)	—	—	—	—	(277,507)	—	—	(277,507)
Dispute settlement agreement - Acquisition of Oi mobile UPI - Compensation with judicial deposits (note 10)	—	—	—	—	(277,507)	—	—	(277,507)
Write-offs (cancellation of contracts)	(71,607)	—	—	—	—	—	—	(71,607)
Write-offs (payments) – Principal	(1,833,934)	—	(285,250)	(1,056,060)	(24,038)	—	—	(3,199,282)
Write-offs (payments) – financial charges	(944,390)	(501,764)	(17,882)	(33,294)	(4,973)	—	(192)	(1,502,495)
Balance on September 30, 2023	12,430,253	3,608,006	1,607,316	—	93,860	—	15,000	17,754,435

(1)	The leases, 5G licenses and financing (suppliers) do not affect cash inflows.

51

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
21.	DEFERRED REVENUE
	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Contractual Liabilities (costmers contracts)(1)	714,573	694,450	954,216	865,407
Disposal of PP&E(2)	70,555	78,027	70,555	78,027
Government grants	19,820	28,162	19,820	28,162
Other	7,987	8,016	10,688	11,827
Total	812,935	808,655	1,055,279	983,423

Current	675,841	670,945	918,185	845,645
Non-current	137,094	137,710	137,094	137,778

(1)	Refers to the balance of contractual liabilities of customers which are, deferred being linked to performance obligations.
(2)	Includes the net balances of the residual values from sale of non-strategic (towers and rooftops), transferred to income as the conditions for recognition are met.
22.	OTHER LIABILITIES
	Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Surplus from post-employment benefit plans (Note 30)	803,528	761,854	812,566	769,816
Liabilities with ANATEL(1)	852,833	770,336	852,833	776,878
Third-party withholdings(2)	155,111	294,082	162,025	299,411
Liabilities with related parties (Note 28)	120,787	113,542	118,840	124,724
Amounts to be refunded to customers	120,859	62,354	121,769	63,460
Other liabilities	40,660	50,863	41,685	45,145
Total	2,093,778	2,053,031	2,109,718	2,079,434

Current	533,783	582,240	542,413	601,053
Non-current	1,559,995	1,470,791	1,567,305	1,478,381

(1)	Includes the cost of renewing STFC and SMP licenses and SMP licenses and the extension of the authorization to use radio frequencies for the SMP (Notes 1.b and 14.b).
(2)	Refers to payroll withholdings and taxes withheld from interest on equity and on provision of services.
23.	EQUITY
a)	Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common shares without requiring it first to adjust its bylaws. The Board of Directors is authorized to deliberate any increase and consequent issue of new shares within this limit.

Brazilian Corporation Law (Law no. 6404/1976, Article 166, item IV) – establishes that capital may be increased by an Extraordinary Shareholders' Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

52

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

The shareholders will have preemptive rights to subscribe for a capital increase, in proportion to their number of shares. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, effected through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as enjoy tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

Subscribed and paid-in capital on September 30, 2023, and December 31, 2022, amounted to R$63,571,416, represented by shares, all common, book-entry and without par value.

	09.30.2023		12.31.2022
Shareholders	Number	%	Number	%
Controlling Group	1,244,240,476	74.80%	1,244,241,119	74.20%
Telefónica	634,398,912	38.14%	634,399,555	37.83%
Telefónica Latinoamérica Holding	608,905,051	36.60%	608,905,051	36.31%
Telefónica Chile	936,513	0.06%	936,513	0.06%
Other shareholders	412,315,956	24.79%	419,315,612	25.00%
Treasury Shares	7,000,299	0.41%	13,381,540	0.80%
Total shares	1,663,556,731	100.00%	1,676,938,271	100.00%
Treasury Shares	(7,000,299)		(13,381,540)
Total shares outstanding	1,656,556,432		1,663,556,731

Book value per outstanding share:
On 09/30/2023				R$ 41.82
On 12/31/2022				R$ 41.12

Reduction of the Company's Capital - Request for Consent to ANATEL

The Company, pursuant to the provisions of Article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended, and the provisions of CVM Resolution No. 44, of August 23, 2021, announced on February 15, 2023, that its Board of Directors had approved the submission of a request for prior consent with ANATEL to reduce its capital stock.

At a meeting of ANATEL's Board of Directors, held on September 15, 2023, the request for prior consent for the Company to make one or more reductions in its current share capital (R$63,571,416 thousand) was unanimously approved, subject to the Administration's assessment of opportunity and convenience, in a maximum total value of up to R$5 billion (five billion reais) (“Reductions”).

On September 18, 2023, within the scope of the administrative process with ANATEL, the Ruling through which ANATEL granted, subject to the imposition of conditions, the prior consent granted on September 15, 2023, was made available for public access. may occur during the period of validity of the aforementioned prior consent, which lasts 180 days, counted from the publication of the Judgment in the DOU, extendable, at the request of the Company, once, for the same period, maintained the same corporate conditions.

Subject to compliance with the conditions imposed by ANATEL, the decision of the Company's Management regarding opportunity and convenience, as well as obtaining the appropriate corporate approvals, the granting of said consent provides the Company with flexibility to carry out or not the Reductions, which, when carried out, will occur through the refund of resources to its shareholders in proportion to their shareholding on the respective base dates, to be determined in due course, without canceling shares.

53

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
b)	Company's share buyback program

On February 15, 2023, the Company's Board of Directors, pursuant to article 15, item XV of the Bylaws and CVM Resolution 77/2022, approved a new share buyback program of the Company to acquire common shares for subsequent cancellation, sale or be held in treasury, without reducing capital stock, in order to increase shareholder value through the efficient use of available cash resources, optimizing capital allocation.

The repurchase of shares will be for up to 40,550,121 common shares, using resources available pursuant to article 8, paragraph 1, of CVM Resolution No. 77/2022, such as profit, capital and profit reserves from the current year. The maximum amount to be used in the program is R$500 million.

This program starts on February 23, 2023 and ends on February 22, 2024.

Acquisitions will be made on the Stock Exchange (B3 – Brasil, Bolsa e Balcão), at market prices, and the Company's management will be responsible for deciding the time and number of shares to be acquired, respecting the limits set forth in the Program and applicable regulations.

Below, we present the movements in treasury shares, which occurred in the nine-month period ended September 30, 2023, described in items c) and d) of this note.

	Number of shares			R$ thousand
	Capital reserves	Profit reserves	Total	Capital reserves	Profit reserves	Total
Balance on December 31, 2022	13,381,540	—	13,381,540	(607,443)	—	(607,443)
Share buyback	3,648,542	3,351,757	7,000,299	(86,337)	(200,230)	(286,567)
Cancellation of shares	(13,381,540)	—	(13,381,540)	607,443	—	607,443
Balance on September 30, 2023	3,648,542	3,351,757	7,000,299	(86,337)	(200,230)	(286,567)

c)	Capital reserves

The balance on September 30, 2023 was R$63,074 (R$149,409 on December 31, 2022), comprises:

•	Special goodwill reserve: Refers to the tax benefit generated by the merger of Telefônica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholder (Telefónica and TLH) after the realization of the tax credit, pursuant to CVM Instruction 319/1999. The balance of this item on September 30, 2023 and December 31, 2022 was R$63,074.
•	Treasury shares: In the nine-month period ended September 30, 2023, the Company repurchased common shares, using funds available in capital reserves of R$86,337, as provided for in the Company's share buyback program.
•	Other capital reserves: Refers to the effects of capital transactions occurring in the acquisition, disposal and incorporation of companies by the Company and/or its subsidiaries. The balance of this item on September 30, 2023 was R$86,337 (R$693,778 on December 31, 2022). The main variation refers to the cancellation of 13,381,540 common shares, position of December 31, 2022, amounting to R$607,443. This cancellation was booked against “Treasury shares, in Capital reserves”.
d)	Income reserves

The balance on September 30, 2023 was R$3,666,318 (R$3,804,001 on December 31, 2022), subdivided into:

54

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

• Legal reserve: Reserve created mandatorily by the Company based on 5% of the net profit for the year, until reaching 20% of the paid-in share capital. The legal reserve may only be used to increase share capital and to offset accumulated losses. The balance of this item on September 30, 2023 and December 31, 2022 was R$3,589,552.

• Tax incentives: The Company has tax benefits related to: (i) ICMS in the states of Minas Gerais and Espírito Santo, referring to credits granted with the competent bodies of the aforementioned states, linked to investments in the installation of SMP support equipment, in full functioning and operation, in accordance with current regulations, which ensure that the locations listed in the notice are included in the SMP coverage area; and (ii) 75% reduction in the IRPJ levied on profit earned in the states in the North and Northeast regions of the country (SUDAM and SUDENE areas). The portion of these tax benefits was excluded from the calculation of dividends and may only be used in cases of capital increase or loss absorption. The balance of this item on September 30, 2023 was R$276,996 (R$214,449 on December 31, 2022).

• Treasury shares: In the nine-month period ended September 30, 2023, the Company repurchased common shares, using the results already realized in the current fiscal year in the total amount of R$200,230, as per provided for in the Company's share buyback program.

e)	Dividend and interest on equity

The amounts of interest on own capital per share are calculated and presented net of withholding income tax (IRRF). Tax immune shareholders received interest on full equity, without withholding income tax.

e.1)	Interim interest on equity for 2023

At meetings of the Company's Board of Directors, ad referendum of the General Shareholders' Meeting ("AGM") to be held in 2024, approved the distribution of interim interest on equity, for the year of 2023, pursuant to article 26 of the Company's Bylaws, Article 9 of Law No. 9,249/95 and CVM Resolution No. 683/12, which will be imputed to the minimum mandatory dividend for the 2023 year, as follows:

Dates
Approval	Credit	Payment limit	Gross Amount	Net Value	Amount per Share, Net
02.15.2023	02.28.2023	10.18.2023	106,000	90,100	0.054206
03.15.2023	03.31.2023	10.18.2023	290,000	246,500	0.148347
05.15.2023	05.31.2023	until 04.30.2024	320,000	272,000	0.163693
07.17.2023	07.31.2023	until 04.30.2024	405,000	344,250	0.207620
08.15.2023	08.31.2023	until 04.30.2024	265,000	225,250	0.135975
09.11.2023	09.22.2023	until 04.30.2024	200,000	170,000	0.102623
Total			1,586,000	1,348,100
e.2)	Interest on Equity and Dividends for 2022

In the AGM held on April 13, 2023, the financial statements and allocations of the result for the year 2022 were approved by majority vote of the holders of common shares present.

The details of the allocation of the result are the same disclosed in per Note 24) Equity, item d), disclosed in the financial statements for the year ended December 31, 2022.

In view of the acquisitions of shares within the scope of the Company's Share Buyback Program, which occurred in the period ended March 31, 2023, the Company released a Notice to the Market on April 13, 2023, informing that the value per common share of the proposed additional dividend of R$826,731 was updated to 0.497538. This dividend was paid on July 18, 2023, being credited individually to shareholders, in compliance with the shareholding position contained in the Company's records at the end of April 13, 2023.

55

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

	Dates
Nature	Approval	Credit	Payment limit	Gross Amount	Net Value	Amount per Share, Net
IOE	02.16.2022	02.25.2022	04.18.2023	180,000	153,000	0.091286
IOE	03.17.2022	03.31.2022	04.18.2023	250,000	212,500	0.126898
IOE	04.13.2022	04.29.2022	04.18.2023	150,000	127,500	0.076179
IOE	06.14.2022	06.30.2022	04.18.2023	480,000	408,000	0.244216
IOE	08.19.2022	08.31.2022	04.18.2023	300,000	255,000	0.152788
IOE	12.09.2022	12.29.2022	04.18.2023	715,000	607,750	0.365332
Dividends	12.09.2022	12.29.2022	07.18.2023	1,000,000	1,000,000	0.601122
Dividends	04.13.2023	04.13.2023	07.18.2023	826,731	826,731	0.497538
Total				3,901,731	3,590,481
e.3)	Unclaimed Dividends and Interest on Equity

According to article no. 287, item II, item “a” of Law no. 6,404 of December 15, 1976, dividends and interest on equity not claimed by shareholders expire in 3 years, counted from the date of payment. . The Company reverts the value of dividends and interest on equity unclaimed to shareholders' equity at the time of their prescription.

In the nine-month periods ended September 30, 2023 and 2022, the Company reversed the amount of dividends and interest on equity prescribed in the amounts of R$84,597 and R$72,247, respectively.

f)	Equity valuation adjustment

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

The changes in equity valuation adjustments, net of gains or losses and of taxes, when applicable, were as follows.

	Company / Consolidated
	Currency translation effects – foreign investments	Financial assets at fair value	Derivative transactions	Total
Balance on December 31, 2021	77,640	(9,074)	(409)	68,157
Translation losses	(22,803)	—	—	(22,803)
Gains from derivatives	—	—	1,015	1,015
Losses on financial assets at fair value through other comprehensive income	—	(82)	—	(82)
Balance on September 30, 2022	54,837	(9,156)	606	46,287
Translation gains	6,545	—	—	6,545
Losses from derivatives	—	—	(591)	(591)
Losses on financial assets at fair value through other comprehensive income	—	(58)	—	(58)
Balance on December 31, 2022	61,382	(9,214)	15	52,183
Translation losses	(5,804)		—	(5,804)
Losses from derivatives	—	—	(820)	(820)
Losses on financial assets at fair value through other comprehensive income	—	(55)	—	(55)
Balance on September 30, 2023	55,578	(9,269)	(805)	45,504

56

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
g)	Non-controlling shareholders
	IoTCo Brasil	Vivo Ventures	CloudCo Brasil	Total
Balance on December 31, 2022	81,838	20,525	21,575	123,938
Company	40,927	20,115	10,789	71,831
Non-controlling shareholders	40,911	410	10,786	52,107

Capital contributions in the period	—	25,577	—	25,577
Company	—	25,066	—	25,066
Non-controlling shareholders	—	511	—	511

Statements of income movements in the period	8,369	(343)	(1,478)	6,548
Company	4,185	(336)	(739)	3,110
Non-controlling shareholders	4,184	(7)	(739)	3,438

Balance on September 30, 2023	90,207	45,759	20,097	156,063
Company	45,112	44,845	10,050	100,007
Non-controlling shareholders	45,095	914	10,047	56,056
h)	Reconciliation of parent company and consolidated net income
	Nine-month period ended
	09/30/2023	09/30/2022
Company's net income (Company)	3,428,743	2,958,679
Participation of non-controlling shareholders	3,438	(26,654)
IoTCo Brasil	4,184	1,560
Vivo Ventures	(7)	5
CloudCo Brasil	(739)	(28,219)
Company's net income (Consolidated)	3,432,181	2,932,025
i)	Earnings per share

Basic and diluted earnings per share were calculated by dividing net profit attributed to the Company's shareholders by the weighted average number of outstanding common shares. The Company has no instruments which might potentially affect the dilution of earnings per share.

	Company		Consolidated
	Three-month period ended		Nine-month period ended
	09.30.2023	09.30.2022	09.30.2023	09.30.2022
Net income for the period	1,471,543	1,439,793	3,428,743	2,958,679

Weighted average number of outstanding common shares for the period (in thousands)	1,657,215	1,669,586	1,659,915	1,672,726

Basic and diluted earnings per common share (R$)	0.89	0.86	2.07	1.77

57

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
24.	NET OPERATING REVENUE
	Company				Consolidated
	Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	09.30.2023	09.30.2022	09.30.2023	09.30.2022	09.30.2023	09.30.2022	09.30.2023	09.30.2022
Gross operating revenue	17,475,220	16,587,342	51,077,848	49,106,448	17,974,579	17,328,285	52,646,391	50,778,858
Services(1)	15,713,201	14,984,732	45,846,338	44,133,713	16,174,814	15,725,252	47,323,673	45,803,596
Sale of goods(2)	1,762,019	1,602,610	5,231,510	4,972,735	1,799,765	1,603,033	5,322,718	4,975,262

Deductions from gross operating revenue	(4,802,920)	(5,003,073)	(13,874,118)	(15,093,393)	(4,862,773)	(5,129,290)	(14,080,966)	(15,396,934)
Tax	(2,699,234)	(2,464,085)	(7,697,701)	(8,744,443)	(2,758,844)	(2,576,606)	(7,886,416)	(9,021,060)
Services	(2,315,547)	(2,124,921)	(6,558,549)	(7,718,770)	(2,368,265)	(2,237,241)	(6,730,627)	(7,994,852)
Sale of goods	(383,687)	(339,164)	(1,139,152)	(1,025,673)	(390,579)	(339,365)	(1,155,789)	(1,026,208)

Discounts granted and return of goods	(2,103,686)	(2,538,988)	(6,176,417)	(6,348,950)	(2,103,929)	(2,552,684)	(6,194,550)	(6,375,874)
Services	(1,595,156)	(2,085,571)	(4,709,158)	(4,805,956)	(1,595,155)	(2,099,274)	(4,722,225)	(4,832,932)
Sale of goods	(508,530)	(453,417)	(1,467,259)	(1,542,994)	(508,774)	(453,410)	(1,472,325)	(1,542,942)

Net operating revenue	12,672,300	11,584,269	37,203,730	34,013,055	13,111,806	12,198,995	38,565,425	35,381,924
Services	11,802,498	10,774,240	34,578,631	31,608,987	12,211,394	11,388,737	35,870,821	32,975,812
Sale of goods	869,802	810,029	2,625,099	2,404,068	900,412	810,258	2,694,604	2,406,112

(1)	Includes telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)	Includes sale of goods (handsets, SIM cards and accessories) and equipment of "Vivo Tech".
(3)	The consolidated balances accumulated in the nine-month period ended September 30, 2022 include R$682,446, referring to amounts to be refunded to customers as a result of Complementary Law No. 194 of July 23, 2022, which dealt with the incidence of taxes on various sectors considered by the respective Law as essential and indispensable goods and services, resulting in a reduction in the ICMS rate on communications services, accounted for as discounts granted. The aforementioned amount was recorded as a contra entry to “Provision and Contingencies”, note 19.a).

No single customer accounted for more than 10% of gross operating revenues in the nine months ended September 30, 2023, and 2022.

25.	OPERATING COSTS AND EXPENSES
	Company
	Three-month period ended				Three-month period ended
	09.30.2023				09.30.2022
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,089,321)	(1,472,178)	(281,022)	(3,842,521)	(2,047,595)	(1,436,034)	(240,352)	(3,723,981)
Depreciation and amortization(1)	(2,817,638)	(384,293)	(211,411)	(3,413,342)	(2,473,524)	(375,339)	(205,015)	(3,053,878)
Personnel	(263,920)	(850,983)	(214,101)	(1,329,004)	(236,354)	(777,726)	(168,357)	(1,182,437)
Cost of goods sold	(1,040,742)	—	—	(1,040,742)	(942,034)	—	—	(942,034)
Taxes, charges and contributions	(544,739)	(4,178)	(10,634)	(559,551)	(444,706)	(8,667)	(13,217)	(466,590)
Estimated impairment losses on accounts receivable	—	(266,087)	—	(266,087)	—	(265,592)	—	(265,592)
Rental, insurance, condominium and connection means	(328,256)	(17,965)	(11,653)	(357,874)	(329,386)	(16,403)	(9,038)	(354,827)
Materials and other operating costs and expenses	(17,009)	(21,875)	(19,364)	(58,248)	(38,624)	(5,506)	(5,418)	(49,548)
Total	(7,101,625)	(3,017,559)	(748,185)	(10,867,369)	(6,512,223)	(2,885,267)	(641,397)	(10,038,887)

58

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

	Company
	Nine-month period ended				Nine-month period ended
	09.30.2023				09.30.2022
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(6,339,333)	(4,388,124)	(765,442)	(11,492,899)	(6,069,401)	(4,324,926)	(730,610)	(11,124,937)
Depreciation and amortization(1)	(8,012,239)	(1,148,324)	(633,773)	(9,794,336)	(7,309,552)	(1,128,522)	(615,303)	(9,053,377)
Personnel	(778,608)	(2,503,267)	(630,694)	(3,912,569)	(658,165)	(2,215,520)	(490,185)	(3,363,870)
Cost of goods sold	(3,019,767)	—	—	(3,019,767)	(2,654,699)	—	—	(2,654,699)
Taxes, charges and contributions	(1,485,949)	(22,651)	(30,047)	(1,538,647)	(1,357,163)	(25,116)	(39,103)	(1,421,382)
Estimated impairment losses on accounts receivable	—	(910,830)	—	(910,830)	—	(938,050)	—	(938,050)
Rental, insurance, condominium and connection means	(922,458)	(53,404)	(35,347)	(1,011,209)	(935,441)	(48,751)	(33,498)	(1,017,690)
Materials and other operating costs and expenses	(54,326)	(107,704)	(38,442)	(200,472)	(60,657)	(74,499)	(18,836)	(153,992)
Total	(20,612,680)	(9,134,304)	(2,133,745)	(31,880,729)	(19,045,078)	(8,755,384)	(1,927,535)	(29,727,997)

	Consolidated
	Three-month period ended				Three-month period ended
	09.30.2023				09.30.2022
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,337,638)	(1,458,123)	(289,721)	(4,085,482)	(2,304,488)	(1,438,887)	(243,836)	(3,987,211)
Depreciation and amortization(1)	(2,820,135)	(384,995)	(212,917)	(3,418,047)	(2,640,669)	(378,573)	(206,331)	(3,225,573)
Personnel	(332,893)	(863,667)	(226,226)	(1,422,786)	(288,985)	(783,771)	(175,157)	(1,247,913)
Cost of goods sold	(1,066,025)	—	—	(1,066,025)	(942,968)	—	—	(942,968)
Taxes, charges and contributions	(549,260)	(4,180)	(10,791)	(564,231)	(482,268)	(8,671)	(13,494)	(504,433)
Estimated impairment losses on accounts receivable	—	(291,029)	—	(291,029)	—	(300,961)	—	(300,961)
Rental, insurance, condominium and connection means	(328,462)	(17,934)	(12,359)	(358,755)	(366,201)	(16,105)	(9,581)	(391,887)
Materials and other operating costs and expenses	(17,935)	(20,001)	(19,987)	(57,923)	(24,602)	(21,416)	(5,594)	(51,612)
Total	(7,452,348)	(3,039,929)	(772,001)	(11,264,278)	(7,050,181)	(2,948,384)	(653,993)	(10,652,558)

	Consolidated
	Nine-month period ended				Nine-month period ended
	09.30.2023				09.30.2022
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(7,029,109)	(4,377,148)	(785,219)	(12,191,476)	(6,604,382)	(4,336,319)	(739,305)	(11,680,006)
Depreciation and amortization(1)	(8,093,490)	(1,154,985)	(636,806)	(9,885,281)	(7,640,531)	(1,136,338)	(619,781)	(9,396,650)
Personnel	(974,811)	(2,536,258)	(663,567)	(4,174,636)	(801,073)	(2,233,009)	(514,880)	(3,548,962)
Cost of goods sold	(3,075,978)	—	—	(3,075,978)	(2,655,234)	—	—	(2,655,234)
Taxes, charges and contributions	(1,547,432)	(22,655)	(30,642)	(1,600,729)	(1,434,978)	(25,120)	(39,581)	(1,499,679)
Estimated impairment losses on accounts receivable	—	(1,024,046)	—	(1,024,046)	—	(1,000,483)	—	(1,000,483)
Rental, insurance, condominium and connection means	(932,503)	(53,190)	(37,656)	(1,023,349)	(976,232)	(47,922)	(35,225)	(1,059,379)
Materials and other operating costs and expenses	(57,503)	(103,424)	(39,515)	(200,442)	(65,534)	(92,497)	(19,361)	(177,392)
Total	(21,710,826)	(9,271,706)	(2,193,405)	(33,175,937)	(20,177,964)	(8,871,688)	(1,968,133)	(31,017,785)

(1)	Includes consolidated lease depreciation of R$2.430.595 and R$2,267,300 in the nine months ended September 30, 2023 and 2022, respectively (Note 13.c).

59

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
26.	OTHER INCOME (EXPENSES)
	Company				Consolidated
	Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	09.30.23	09.30.22	09.30.23	09.30.22	09.30.23	09.30.22	09.30.23	09.30.22
Recovered expenses and fines(1)	278,914	415,457	661,577	733,599	279,000	416,914	665,603	740,568
Provision for labor, tax and civil contingencies (Note 19)	(166,006)	(319,409)	(549,317)	(650,769)	(167,370)	(319,470)	(553,101)	(648,924)
Other operating income (expenses)(2)	170,021	84,967	210,367	206,697	161,877	87,928	179,039	194,625
Total	282,929	181,015	322,627	289,527	273,507	185,372	291,541	286,269

Other operating income	448,935	500,424	871,944	940,296	440,877	504,842	844,642	935,193
Other operating expenses	(166,006)	(319,409)	(549,317)	(650,769)	(167,370)	(319,470)	(553,101)	(648,924)
Total	282,929	181,015	322,627	289,527	273,507	185,372	291,541	286,269

(1)	For the nine-month period ended September 30, 2023 and 2022, includes tax credits in the amounts of R$276,726 and R$301,442, respectively,arising from decisions on legal proceedings, in favor of the Company, which recognized credits PIS and COFINS tax credits (Note 9). The remaining balance refers to contractual fines and other tax credits.
(2)	As of September 30, 2023, includes R$244,229 referring to the reversal of part of the remaining 50% arising from the agreement in relation to the Post-Closing Adjustment (as defined in the Share Purchase and Sale Agreement and Other Covenants) (“Parties” ) (“Agreement”), entered into between the Buyers (the Company, TIM S.A. and Claro S.A.) and Oi. S.A. – In Judicial Recovery (Seller), as a way of putting an end to the controversy between the Parties and the arbitration procedure related to the Post-Closing Adjustment (note 20 a.1.2) and the amounts of net gains on the sale of assets (property, scrap, etc.) and tax expenses on other operating income.
27.	FINANCIAL INCOME (EXPENSES)
	Company				Consolidated
	Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	09.30.2023	09.30.2022	09.30.2023	09.30.2022	09.30.2023	09.30.2022	09.30.2023	09.30.2022
Financial Income
Gain on derivative transactions (note 31)	169,764	87,489	460,711	367,757	169,764	87,489	460,711	367,757
Interest income	144,330	165,714	350,252	403,198	154,815	190,865	391,595	448,957
Other revenues from foreign exchange and monetary variation[1]	104,043	806,960	469,221	970,394	108,498	811,353	482,336	981,660
Foreign exchange variations on loans and financing (note 20)	(32,393)	—	52,254	—	(32,393)	—	52,254	—
Interest receivable (customers, taxes and other) and other financial income	135,333	1,491	311,390	118,849	138,408	4,841	318,613	129,064
Total	521,077	1,061,654	1,643,828	1,860,198	539,092	1,094,548	1,705,509	1,927,438

Financial Expenses
Charges for loans, financing, debentures, leases, contingent consideration and contractual retention (note 20)²	(555,127)	(456,672)	(1,554,538)	(1,314,463)	(556,018)	(480,637)	(1,569,743)	(1,359,465)
Expenses with monetary variations of provision for contingencies (note 19)	(176,152)	(280,707)	(610,596)	(713,927)	(178,196)	(292,542)	(615,187)	(736,878)
Loss on derivative transactions (note 31)	(160,817)	(96,679)	(571,221)	(361,406)	(160,817)	(96,679)	(571,221)	(361,406)
Interest payable (financial institutions, trade accounts payable, taxes and other)	(145,178)	(98,195)	(410,310)	(232,311)	(145,900)	(100,222)	(414,255)	(240,300)
Foreign exchange variation on loans and financing (Note 20)	—	(35,813)	—	(148,435)	—	(35,813)	—	(148,435)
Other expenses with exchange and monetary variations (suppliers, taxes and others)	(23,760)	(21,897)	(113,334)	(66,997)	(26,148)	(23,753)	(120,538)	(73,062)
Other financial expenses	(40,573)	(100,005)	(123,010)	(165,694)	(41,909)	(102,429)	(127,676)	(170,470)
Total	(1,101,607)	(1,089,968)	(3,383,009)	(3,003,233)	(1,108,988)	(1,132,075)	(3,418,620)	(3,090,016)

Financial income (expenses), net	(580,530)	(28,314)	(1,739,181)	(1,143,035)	(569,896)	(37,527)	(1,713,111)	(1,162,578)

(1)	For the nine-month period ended September 30, 2023 and 2022, includes monetary restatement, in the amounts of R$262,513 (R$245.491 of new tax credits in 2023 and 17022 of balance updates) and R$796,991 (R$742,601 of new tax credits in 2022 and R$54,390 of balance updates), respectively, arising from decisions on legal proceedings, in favor of the Company, which recognized PIS and COFINS tax credits (note 9).
(2)	Includes consolidated leases charges of R$1,024,848 e R$950,333 for the nine months ended September 30, 2023 and 2022, respectively, referring to lease charges (Note 20.c).

60

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

28.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES
a)	Balances and transactions with related parties

The main balances of assets and liabilities with related parties arise from transactions with companies related to the controlling group, which were carried out at prices and other commercial conditions as agreed in a contract between the parties and refer to:

a)	Fixed and mobile telephony services provided by Telefónica Group companies.
b)	Consulting service for the construction of a fiber optic network.
c)	Installments receivable on the sale of equity interest and capital contributions, as well as the update of these values.
d)	Corporate services passed through at the cost effectively incurred.
e)	Right to use certain software licenses and maintenance and support contracted.
f)	International transmission infrastructure for several data circuits and roaming services contracted.
g)	Adquira Sourcing platform – online solution to for purchase and sale of various goods and services.
h)	Cost Sharing Agreement for digital business.
i)	Financial Clearing House roaming, inflows of funds for payments and receipts from roaming operation.
j)	Data communication services and integrated solutions.
k)	Long distance calling and international roaming services.
l)	Amounts reimbursed by SP Telecomunicações Participações (company wound up on October 31, 2022, former parent company of the Company) as a result of a contractual clause for the purchase of equity interest in Terra Networks. The statement of income presents a loss for the period from January to September 2022.
m)	Brand fee for assignment of rights to use the brand.
n)	Rental of buildings, data circuit and/or infrastructure.
o)	Factoring transactions, credit facilities for services provided by the Group's suppliers.
p)	Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires.

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel (Note 30).

Telefônica Corretora de Seguros (“TCS“) acts as an intermediary in transactions between insurance companies and the Company and its subsidiaries in the acquisition of insurance for cell phones, operational risks, general liability, guarantee insurance, among others. There are no balances arising from insurance intermediation between TCS and the Company and its subsidiaries.

61

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

The following table summarizes the consolidated balances with related parties:

		Balance Sheet – Assets
		09.30.2023			12.31.2022
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
Telefónica Latinoamerica Holding	d)	—	—	24,702	—	—	23,287
Telefónica	d)	—	—	259	—	—	2,791
		—	—	24,961	—	—	26,078
Other Group companies
Telefonica Global Solutions Participações	a) / d) / f) / j)	—	6,377	106	—	5,295	124
Telefónica Venezolana	d) / k)	—	9,590	3,238	—	7,869	2,196
Telefônica Factoring do Brasil	d) / o)	—	1,291	39	—	1,799	74
Telefónica Global Solutions	f) / j) / k)	—	15,601	—	—	25,006	—
Telefonica Moviles España	k)	—	1,067	—	—	1,724	—
Telefónica Moviles Argentina	j) / k)	—	5,853	—	—	6,273	—
Telfisa Global BV	i)	9,665	—	—	10,576	—	—
Telxius Cable Brasil	a) / d) / f)	—	6,474	339	—	1,179	1,388
Telefonica Cibersegurança e Tecnologia do Brasil	a) / d) / e) / j) / n)	—	312	10,026	—	4,572	2,809
Telefônica Infra	c)	—	—	154,677	—	—	305,414
FiBrasil Infraestrutura e Fibra Ótica	a) / b) / d) / n) / p)	—	9,795	47,560	—	7,232	35,297
Telefónica IoT & Big Data Tech	c) / d)	—	—	24,010	—	—	32,065
Other		—	6,392	10,712	—	6,720	28,784
		9,665	62,752	250,707	10,576	67,669	408,151
Total		9,665	62,752	275,668	10,576	67,669	434,229

Current assets
Cash and cash equivalents (Note 3)		9,665	—	—	10,576	—	—
Trade accounts receivable (Note 5)		—	62,752	—	—	67,669	—
Other assets (Note 11)		—	—	249,897	—	—	253,144
Non-current assets
Other assets (Note 11)		—	—	25,771	—	—	181,085

62

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

		Balance Sheet – Liabilities
		09.30.2023		12.31.2022
Companies	Type of transaction	Trade accounts payable	Other liabilities and leases	Trade accounts payable	Other liabilities and leases
Parent Companies
Telefónica Latinoamerica Holding	d)	1,028	—	5,765	—
Telefónica	d) / m)	95,305	104,988	6,155	101,224
		96,333	104,988	11,920	101,224
Other Group companies
Telefonica Global Solutions Participações	e) / f) / k)	38,956	318	42,639	318
Telefónica Compras Electrónica	g)	25,361	—	28,525	—
Telefónica Digital España	h)	116,346	—	78,128	—
Telefónica Global Technology	e)	43,337	—	32,579	—
Telefónica Global Solutions	e) / f) / j) / k)	27,220	—	29,076	—
Telxius Cable Brasil	f) / j) / n)	38,745	8,113	20,423	8,113
Telefonica Cibersegurança e Tecnologia Do Brasil	e) / j)	55,356	—	39,163	—
Companhia AIX Participações	p)	5,559	38,385	2,636	55,960
Telefónica IoT & Big Data Tech	h)	28,428	—	26,971	—
FiBrasil Infraestrutura e Fibra Ótica	b) / d)	98,177	3,162	24,280	9,466
Other		56,115	2,259	38,959	5,603
		533,600	52,237	363,379	79,460
Total		629,933	157,225	375,299	180,684

Current liabilities
Trade accounts payable and other payables (Note 16)		629,933	—	375,299	—
Leases (Note 20)		—	28,232	—	26,435
Other liabilities (Note 22)		—	118,263	—	118,303
Non-current liabilities
Leases (Note 20)		—	10,153	—	29,525
Other liabilities (Note 22)		—	577	—	6,421

63

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

		Income statement
		Nine-month period ended
		09.30.2023			09.30.2022
Companies	Type of transaction	Operating revenues	Revenues (cost, despesas and other expenses) operating	Financial result	Operating revenues	Revenues (cost, despesas and other expenses) operating	Financial result
Parent Companies
SP Telecomunicações Participações	d) / l)	—	—	—	—	10,839	2,630
Telefónica Latinoamerica Holding	d)	—	3,563	(1,983)	—	3,046	(622)
Telefónica	d) / m)	—	(359,659)	4,672	—	(332,819)	7,583
		—	(356,096)	2,689	—	(318,934)	9,591
Other Group companies
Telefonica Global Solutions Participações	a) / d) / e) / f) / j)	9,919	(75,403)	—	7,835	(72,371)	—
Telefónica Digital España	h)	—	(157,902)	7,130	—	(133,687)	4,288
Telefónica Global Technology	e)	—			—	—	—
Telefónica Global Solutions	a) / e) / f) / j) / k)	36,276	(41,816)	(1,560)	30,907	(50,685)	1,073
Telxius Cable Brasil	a) / d) / f) / n)	6,079	(173,593)	2,996	8,419	(176,128)	296
Telefonica Cibersegurança e Tecnologia do Brasil	d) / e) / j) / n)	618	(148,929)	—	1,320	(104,320)	—
Companhia AIX Participações	p)	58	—	(4,388)	19	—	(10,114)
Telefónica IoT & Big Data Tech	c) / d) / h)	—	(84,794)	4,994	—	(73,453)	3,437
Telefônica Infra	c)	—	—	10,320	—	—	16,067
FiBrasil Infraestrutura e Fibra Ótica	b) / d) / n) / p)	6,595	(178,393)	4,079	3,743	(28,985)	—
Telefónica Móveis Argentina	k)	1,751	(4,622)	85	594	(3,388)	230
Telefónica Móveis Chile	k)	1,979	(1,859)	25	1,085	(1,298)	11
Telefônica Factoring do Brasil	d) / o)	20	2,618	—	2	970	(4,928)
Other		6,049	(103,689)	(371)	4,771	(102,647)	1,025
		69,344	(968,382)	23,310	58,695	(745,992)	11,385
Total		69,344	(1,324,478)	25,999	58,695	(1,064,926)	20,976
b)	Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the nine months ended September 30, 2023, and 2022 totaled R$43,458 and R$24,314, respectively. This includes R$23,169 (R$15,741 on September 30, 2022) for salaries, benefits and social charges and R$20,289 (R$8,573 on September 30, 2022) for variable compensation.

These amounts were recorded as personnel expenses in General and administrative expenses.

In the nine months ended September 30, 2023, and 2022, the Directors and Officers did not receive any pension, retirement or similar benefits.

29.	SHARE-BASED PAYMENT PLANS

The Company's parent company, Telefónica, maintains different compensation plans based on the quoted value of its shares (Talent for the Future Share Plan (“TFSP“) and Performance Share Plan (“PSP“), which were also offered to directors and employees of its subsidiaries, including the Company and its subsidiaries.

The details of these plans are the same as in Note 30) Share-Based Payment Plans, as disclosed in the financial statements for the year ended December 31, 2022.

64

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

The main plans in effect on September 30, 2023, are detailed below:

•	Talent for the Future Share Plan (“TFSP“), for your Senior Managers, Managers and Specialists at a global level:

Cycle 2021-2023 (January 1, 2021 to December 31, 2023): with 162 active executives, with the potential right to receive 278,000 Telefónica shares.

Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 126 active executives, with the potential right to receive 270,000 Telefónica shares.

Cycle 2023-2025 (January 1, 2023 to December 31, 2025): with 164 active executives, with the potential right to receive 331,000 Telefónica shares

•	Performance Share Plan (“PSP“), for its Vice Presidents and Directors globally:

Cycle 2021-2023 (January 1, 2021 to December 31, 2023): with 78 active executives (including 3 executives appointed under the Bylaws) of the Company, having the potential right to receive 1,542,367 Telefónica shares.

Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 96 active executives (including 3 executives appointed under the Bylaws) of the Company, having the potential right to receive 812,791 Telefónica shares.

Cycle 2023-2025 (January 1, 2023 to December 31, 2025): with 115 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive 1,044,655 Telefónica shares..

•	Performance Share Plan (“PSP VIVO“), for its Vice Presidents and Directors at the local level:

Cycle 2022-2024: (January 1, 2022 to December 31, 2024): with 94 active executives (including 3 executives appointed under the Bylaws) of the Company, having the potential right to receive the value corresponding to 404,532 shares of the Company.

Cycle 2023-2025: (January 1, 2023 to December 31, 2025): with 112 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive the amount corresponding to 477,488 shares of the Company

•	Telefónica Global Incentive Share Purchase Plan: Plan 100

Employees enrolled in the plan can acquire Telefónica shares through monthly contributions of 25 euros to 150 euros (or the equivalent in local currency), deducted from payroll, monthly with a maximum amount of 1,800 euros over a twelve-month period (purchase period).

The six months following the purchase period are the retention period for the purchased shares. At the end of this period, additional shares will be delivered, that is, for each share purchased by the employee, one free share will be granted.

The cycle of this plan is effective from September 1, 2022 to March 31, 2024.

The delivery of shares will occur after the vesting period of the plan, after March 31, 2024, and is conditioned to: (i) remaining in the company during the two-year duration of the program (vesting period), subject to certain special conditions in relation to layoffs; and (ii) the exact number of shares to be delivered at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, employees enrolled in the plan, who remain in the Telefónica Group, who have held the shares acquired for an additional period of six months after the end of the purchase period, will be entitled to receive one free share for each share they have acquired. and retained until the end of the vesting period.

65

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

To commemorate the 100th anniversary of Telefónica's incorporation (April 19, 2024), in addition to the Additional Shares, each of the participants may receive 100 Telefónica Commemoration Shares (“the Commemoration Shares“) free of charge.

The delivery of commemorative shares will occur after the vesting period of the plan, after March 31, 2024, and is conditioned to: (i) that the employee enrolled in the plan makes contributions, regardless of the amount of such contribution, during the twelve (12) month duration of the Purchase Period without interruption; (ii) to keep the Purchased Shares deposited in the Securities Account until the Consolidation Date; and (iii) that the employee enrolled in the plan continues to provide services to the Group until the Consolidation Date (first day after the end of the maintenance period being March 31, 2024).

On September 30, 2023 and December 31, 2022, the consolidated liability balances of the share compensation plans were R$134,991 e R$77,175 (Note 15), respectively, including taxes.

30.	PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefits by type are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare – Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brazil and Cloud Co Brazil
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brazil and Cloud Co Brazil

The details of these plans are the same as in Note 31) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the year ended December 31, 2022.

66

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

The changes in consolidated balances of the surplus and deficit plans were as follows:

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balance on December 31, 2021	95,151	(649,817)	(554,666)
Current service cost	(1,038)	(10,605)	(11,643)
Net interest on net defined benefit liabilities/assets	6,565	(42,917)	(36,352)
Contributions and benefits paid by the employers	835	15,335	16,170
Distribution of reserves	(78,912)	—	(78,912)
Balance on September 30, 2022	22,601	(688,004)	(665,403)
Current service cost	(346)	(3,535)	(3,881)
Net interest on net defined benefit liabilities/assets	1,494	(14,305)	(12,811)
Contributions and benefits paid by the employers	59	14,682	14,741
Effects on comprehensive results	933	(78,654)	(77,721)
Distribution of reserves	(20,580)	—	(20,580)
Balance on December 31, 2022	4,161	(769,816)	(765,655)
Current service cost	(836)	(7,508)	(8,344)
Net interest on net defined benefit liabilities/assets	342	(56,388)	(56,046)
Contributions and benefits paid by the employers	765	21,146	21,911
Surplus Distribution – PBS-A Plan (gross amount)	89,130	—	89,130
Distribution of reserves	(15,031)		(15,031)
Balance on September 30, 2023	78,531	(812,566)	(734,035)

Balance on December 31, 2022
Non-current assets	4,161	—	4,161
Current liabilities	—	(27,377)	(27,377)
Non-current liabilities	—	(742,439)	(742,439)

Balance on September 30, 2023
Current assets	30,423	—	30,423
Non-current assets	48,108	—	48,108
Current liabilities	—	(27,377)	(27,377)
Non-current liabilities	—	(785,189)	(785,189)

Distribution of part of the surplus – PBS-A special reserve, by SISTEL

Pursuant to PREVIC Ordinance No. 249, of March 14, 2023, published in the DOU on April 13, 2023, SISTEL approved the distribution of part of its surplus, in the form of a special PBS-A reserve, with reversal of values at sponsors and improvement of benefits, in the form of temporary income, to those assisted.

On April 25, 2023, SISTEL announced that the Company's participation in this distribution of part of its surplus was R$89,130, with payments expected in 36 monthly installments, the first of which of R$2,476 (amount already received by the Company in April 2023) and adjusted to reflect the plan's results (Note 10).

67

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
31.	FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT
a)	Derivative transactions

The derivative financial instruments contracted by the Company are mainly used to hedge foreign exchange risks from assets and liabilities in foreign currency and the effects of inflation on leases indexed to the IPCA. There are no derivative financial instruments held for speculative purposes,

Management believes that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

Whilst these derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.

On September 30, 2023 and December 31, 2022, the Company held no embedded derivatives contracts.

a.1)	Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of the positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

68

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

	Company / Consolidated
			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Swap contracts
Assets position	641,924	1,701,304	71,250	158,023
Foreign Currency	529,350	1,526,619	3,014	105,663
US$(1)(2)	394,149	1,428,565	2,950	105,472
EUR(1)	70,081	95,231	—	167
NDF US$(4)	65,120	2,823	64	24

Floating rate	74,885	143,813	1	1,357
CDI(1)	74,885	143,813	1	1,357

Inflation rates	37,689	30,872	68,235	51,003
IPCA(2)	37,689	30,872	68,235	51,003

Liabilities position	(641,924)	(1,701,304)	(89,481)	(164,141)
Floating rate	(501,919)	(1,579,506)	(87,471)	(163,730)
CDI(1)(2)	(501,919)	(1,579,506)	(87,471)	(163,730)

Fixed rate	(65,120)	(2,823)	(1,284)	—
NDF US$(4)	(65,120)	(2,823)	(1,284)	—

Foreign Currency	(74,885)	(118,975)	(726)	(411)
US$(1)	(68,622)	(143,813)	(726)	(411)
EUR(1)	(6,263)	24,838		—

	Long position		71,250	158,023
	Current		8,954	113,501
	Non-current		62,296	44,522

	Short position		(89,481)	(164,141)
	Current		(4,185)	(86,548)
	Non-current		(85,296)	(77,593)
	Amounts payable, net		(18,231)	(6,118)

(1)	Foreign currency swap (euro and CDI x euro) (R$63.818) and (US dollar and CDI x US dollar) (R$325,527) – swap operations contracted with maturities until November 21, 2023, with the objective of protecting against exchange variation risks of net amounts payable (book value of R$1,815 payable and R$1,865 payable, respectively).
(2)	Swap IPCA x CDI (R$37,689) – swap operations contracted with maturities in 2033 with the objective of protecting against the risk of variation of the IPCA (book value of R$17,060 payable).
(3)	NDF dollar x (R$65,120) – forward operations contracted with maturities up to December 12, 2023, with the objective of protecting against exchange variation risks of service contracts (book value of R$1,220 payable).

69

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

Swaps maturing after September 30, 2023, are as follows:

	Company / Consolidated
	Maturing in
Swap contract	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) on 09.30.2023
IPCA x CDI	5,940	6,265	5,049	4,670	3,307	(42,291)	(17,060)
NDF US$ x Fixed rate	(1,220)	—	—	—	—	—	(1,220)
Foreign currency x CDI	775						775
CDI x Foreign Currency	(726)	—	—	—	—	—	(726)
Total	4,769	6,265	5,049	4,670	3,307	(42,291)	(18,231)

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

For the nine-month period ended September 30, 2023, and 2022, the derivatives financial instruments generated net results (parent company and consolidated) of negative R$110,510 and positive of R$6,351, respectively (Note 27).

a.2)	Sensitivity analysis of the Company's risk variables

CVM Resolution 475/2008 requires listed companies to disclose sensitivity analyses for each type of financial instruments market risk that management believes to be significant at the end of each period, including all derivative financial instrument transactions.

Each financial instrument derivative transactions were assessed, and assumptions included a probable base scenario and a further two stressed scenario that could adversely impact the Company.

For the probable base scenario, at the maturity dates for each of the transactions, the market rates sourced from B3 yield curves (currencies and interest rates) were used plus data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. For scenarios II and III, as per the CVM rule, risk variables were stressed by 25% and 50% respectively.

70

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, other scenarios are not applicable. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on September 30, 2023.

		Company / Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	62,650	78,312	93,975
Payables in EUR	Debt (appreciation risk EUR)	(88,635)	(110,793)	(132,952)
Receivables in EUR	Debt (depreciation risk EUR)	25,985	32,481	38,977
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (depreciation risk US$)	329,293	411,617	493,940
Payables in US$	Debt (appreciation risk US$)	(404,203)	(505,254)	(606,305)
Receivables in US$	Debt (depreciation risk US$)	108,944	136,180	163,416
	Net Exposure	34,034	42,543	51,051

Hedge (assets position)	Derivatives (risk of decrease in IPCA)	68,235	76,177	47,349
Debt in IPCA	Debt (risk of increase in IPCA)	(68,235)	(76,177)	(47,349)
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (depreciation risk US$)	65,120	81,400	101,750
OPex em US$	OPex (appreciation risk US$)	(65,120)	(81,400)	(101,750)
	Net Exposure	—	—	—

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	3,459	3,376	3,289
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(52,856)	(85,296)	(96,419)
	Net Exposure	(49,397)	(81,920)	(93,130)

Total net exposure in each scenario		(15,363)	(39,377)	(42,079)

Net effect on changes in current fair value		—	(24,014)	(26,716)

The fair values shown in the table above are based on the portfolio position on September 30, 2023, but do not contemplate other changes to market variables which are constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

71

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

The assumptions used by the Company for the sensitivity analysis on September 30, 2023, were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.0076	6.2595	7.5114
EUR	5.3051	6.6313	7.9576
IPCA	4.61%	5.79%	6.99%
IGPM	(7.20) %	(8.91) %	(10.60) %
CDI	12.65%	16.05%	19.56%

b)	Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1:	quoted market prices (unadjusted) in active markets for identical assets or liabilities to which the Company and its subsidiaries may have access on the measurement date.

Level 2:	valuation techniques using lower level of information to measure the fair value directly or indirectly observable; and

Level 3:	valuation techniques when lower level of information is not available to measure the fair value.

There were no transfers of fair value assessments between these Levels.

For the purposes of disclosing fair value, the Company and its subsidiaries determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

72

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

The tables below present the composition and classification of financial assets and liabilities on September 30, 2023, and December 31, 2022.

			Company
			Book value		Fair value
	Classification by category	Fair value hierarchy	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Financial Assets
Current
Cash and cash equivalents (Note 3)	1		4,235,003	1,359,061	4,235,003	1,359,061
Financial investments (note 4)	1		1,116	1,016	1,116	1,016
Trade accounts receivable (Note 5)	1		8,750,683	8,393,728	8,750,683	8,393,728
Derivative transactions (Note 31.a)	2	Level 2	8,954	113,501	8,954	113,501
Sale of real estate and other receivables (Note 11)	1		84,286	93,142	84,286	93,142
Related-party receivables (Note 11)	1		253,669	245,363	253,669	245,363

Non-current
Financial investments (note 4)	1		30,009	43,295	30,009	43,295
Trade accounts receivable (Note 5)	1		366,487	399,029	366,487	399,029
Derivative transactions (Note 31.a)	3	Level 2	62,296	44,522	62,296	44,522
Sale of real estate and other receivables (Note 11)	1		78,725	48,338	78,725	48,338
Related-party receivables (Note 11)	1		16,890	164,490	16,890	164,490
Total financial assets			13,888,118	10,905,485	13,888,118	10,905,485

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		8,818,186	7,169,209	8,818,186	7,169,209
Loans and financing (Note 20.a)	1			1,073,090	—	1,073,090
Leases (Note 20.a)	2	Level 2	3,535,931	3,278,459	3,535,931	3,278,459
Debentures (Note 20.a)	1		108,006	236,833	108,006	236,833
5G Licenses (Note 20.a)	1		639,754	652,301	639,754	652,301
Liabilities for the acquisition of a company (Note 20.a)	1		6,271	545,630	6,271	545,630
Derivative transactions (Note 31.a)	2	Level 2	2,965	86,532	2,965	86,532
Derivative transactions (Note 31.a)	3	Level 2	1,220	16	1,220	16
Liabilities with ANATEL (Note 22)	1		71,814	35,502	71,814	35,502
Amounts to be refunded to customers (Note 22)	1		120,859	62,354	120,859	62,354
Liabilities with related parties (Note 22)	1		118,448	112,547	118,448	112,547

Non-current
Leases (Note 20.a)	2	Level 2	8,891,357	8,212,643	8,891,357	8,212,643
Debentures (Note 20.a)	1		3,500,000	3,500,000	3,500,000	3,500,000
5G Licenses (Note 20.a)	1		967,562	1,191,670	967,562	1,191,670
Liabilities for the acquisition of a company (Note 20.a)	1			—	—	—
Derivative transactions (Note 31.a)	2	Level 2	85,296	77,593	85,296	77,593
Liabilities with ANATEL (Note 22)	1		781,019	734,834	781,019	734,834
Liabilities with related parties (Note 22)	1		2,339	995	2,339	995
Total financial liabilities			27,651,027	26,970,208	27,651,027	26,970,208

73

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

			Consolidated
			Book value		Fair value
	Classification by category	Fair value hierarchy	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Financial Assets
Current
Cash and cash equivalents (Note 3)	1		4,555,518	2,273,834	4,555,518	2,273,834
Financial investments (note 4)	1		1,116	1,016	1,116	1,016
Trade accounts receivable (Note 5)	1		9,076,483	8,691,114	9,076,483	8,691,114
Derivative transactions (Note 31.a)	2	Level 2	8,954	113,501	8,954	113,501
Sale of real estate and other receivables (Note 11)	1		84,286	93,142	84,286	93,142
Related-party receivables (Note 11)	1		249,897	253,144	249,897	253,144

Non-current
Financial investments (note 4)	1		30,239	43,522	30,239	43,522
Trade accounts receivable (Note 5)	1		366,487	399,029	366,487	399,029
Derivative transactions (Note 31.a)	2	Level 2	62,296	44,522	62,296	44,522
Sale of real estate and other receivables (Note 11)	1		78,725	48,338	78,725	48,338
Related-party receivables (Note 11)	1		25,771	181,085	25,771	181,085
Total financial assets			14,539,772	12,142,247	14,539,772	12,142,247

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		9,003,903	7,415,798	9,003,903	7,415,798
Loans and financing (Note 20.a)	1		—	1,073,090	—	1,073,090
Leases (Note 20.a)	2	Level 2	3,539,110	3,503,167	3,539,110	3,503,167
Debentures (Note 20.a)	1		108,006	236,833	108,006	236,833
5G Licenses (Note 20.a)	1		639,754	652,301	639,754	652,301
Liabilities for the acquisition of a company (Note 20.a)	1		90,786	554,554	90,786	554,554
Derivative transactions (Note 31.a)	2	Level 2	2,965	86,532	2,965	86,532
Derivative transactions (Note 31.a)	3	Level 2	1,220	16	1,220	16
Liabilities with ANATEL (Note 22)	1		71,814	42,045	71,814	42,045
Amounts to be refunded to customers (Note 22)	1		121,769	63,460	121,769	63,460
Liabilities with related parties (Note 22)	1		118,263	118,303	118,263	118,303

Non-current
Leases (Note 20.a)	2	Level 2	8,891,143	8,529,436	8,891,143	8,529,436
Debentures (Note 20.a)	1		3,500,000	3,500,000	3,500,000	3,500,000
5G Licenses (Note 20.a)	1		967,562	1,191,670	967,562	1,191,670
Liabilities for the acquisition of a company (Note 20.a)	1		3,074	60,745	3,074	60,745
Derivative transactions (Note 31.a)	2	Level 2	85,296	77,593	85,296	77,593
Other creditors (nota 20.a)	1		15,000	—	15,000	—
Liabilities with ANATEL (Note 22)	1		781,019	734,833	781,019	734,833
Liabilities with related parties (Note 22)	1		577	6,421	577	6,421
Total financial liabilities			27,941,261	27,846,797	27,941,261	27,846,797

Classification by category

(1)	Amortized cost
(2)	Measured at fair value through profit or loss
(3)	Measured at fair value through OCI

74

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
c)	Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking such equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the nine months ended September 30, 2023, there were no changes in capital structure objectives, policies or processes.

The Company includes in the net debt structure the balances of loans, financing, debentures, leases, 5G licenses, contractual retention and contingent liabilities arising from the acquisition of Companies, other creditors and derivative financial instruments, less cash and equivalents cash, financial investments in FIDC, accounts receivable from credit rights (FIDC Vivo Money) and judicial deposit related to liability for the acquisition of companies.

d)	Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1)	Currency Risk

The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may reduce receivables or increase payables depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate changes on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$58,962 thousand, €11,725 thousand and £84 thousand paid by September 30, 2023, and US$26,979 thousand, €17,264 thousand and £66 thousand paid by December 31, 2022) to mitigate its foreign exchange risks.

d.2)	Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$4,514,793 and R$2,220,385 on September 30, 2023, and December 31, 2022, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

d.3)	Liquidity Risk

Liquidity risk consists of the possibility that the Company might not have sufficient funds to meet its commitments due to the different timing and settlement terms of its rights and obligations.

The Company structures the maturities of financial instruments so as not to affect their liquidity.

The Company's cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, are sufficient to meet scheduled commitments to mitigate liquidity risk.

The maturity profile of consolidated financial liabilities includes future principal and interest amounts up to the maturity date. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For floating rate liabilities, interest was calculated based on the market forecast for each period.

75

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
d.4)	Credit Risk

The credit risk arises from the possibility that the Company may incur losses resulting from the difficulty in receiving billed amounts related to the provision of services and the sale of handsets and equipment to its B2C and B2B customers, in addition to the sale of handsets and pre-activated prepaid cards to the distributor network.

Credit risk with accounts receivable is diversified and minimized through strict control of the customer base and constant risk analysis. The Company constantly monitors the level of accounts receivable and limits the risk of overdue accounts by cutting off access to the telephone line if the invoice is past due. For the prepaid mobile customer base, which requires advance loading, there is no credit risk. Exceptions are made for emergency services that must be maintained for reasons of national security or defense.

Credit risk on sales of pre-activated prepaid handsets and cards is managed through a prudent policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-tier financial institutions as per current credit ratings of financial counterparties.

d.5)	Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that govern environmental licenses and registrations, protection of fauna and flora, atmospheric emissions, waste management and remediation of contaminated areas, among others. If the Company is unable to comply with current and future legal requirements, or identify and manage new or existing environmental liabilities, it may incur significant costs, which include investigation and remediation costs, indemnities, compensation, conduct adjustment, fines, suspension of activities and other penalties, investments to improve our facilities or change our operations, as well as reputational damage.

The identification of new significant environmental issues, changes in assessment criteria by regulatory agencies, more restrictive laws and regulations or other unforeseen events may result in significant environmental liabilities and their respective costs. The occurrence of any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition. According to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50,000,000.00 plus losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damage caused to the environment.

Climate change poses a series of potential environmental risks for telecommunications operators, including the Company, both from a regulatory and operational perspective. The increase in the intensity and frequency of extreme precipitation events, cyclones, floods and fires may damage, suspend or interrupt the Company's transmission operations for an indefinite period. If successive serious natural disasters occur, the Company may not have sufficient resources to repair its infrastructure in a timely and cost-effective manner.

In a simulation, an increase in temperature directly affected the operational conditions of the Company's network equipment, causing failures, accelerated wear and loss of assets and, therefore, increases in the risks of service interruptions. Cooling equipment is essential for the Company's operation. Therefore, global warming may also increase the need for cooling with higher energy use and operating costs.

The telecommunications sector is not especially dependent on fossil fuels, but it is very dependent on electricity consumption for its networks, so that an increase in electricity prices due to the scarcity of natural resources could have a significant impact on the Company's related operating expenses. The estimated economic impact of this risk is classified as substantive in the horizon of 2030.

76

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

To manage climate risks, the Company encourages energy efficiency programs and plans for renewable energy and distributed energy generation. It also has a dedicated business continuity area, guided by the Global Business Continuity Regulation (“GBC“), which prescribes the preventive risk management, ensuring the resilience of its operations from possible interruption.

d.6)	Risks Relating to the Brazilian Telecommunications Industry and the Company

The Company's business is subject to extensive regulation, including any regulatory changes that may occur during the terms of the concession agreements and the Company's authorizations to provide telecommunication services in Brazil. ANATEL, oversees, among other matters: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and competitive aspects (including the Company's ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions related to interconnection and agreements; in addition to related obligations to the universalization of services.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. The Company operates under authorizations and a concession from the Brazilian government, and the ability to maintain these authorizations and concession is a precondition to the Company's success. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company's authorizations and/or licenses. Accordingly, the Company's operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. Any failure to comply with these requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company's operating authorizations and concession. Any partial or total termination of any of the Company's operating authorizations and licenses or the Company's concession would have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

In recent years, ANATEL has reviewed and introduced regulatory changes, especially regarding competition measures and interconnection fees charged among local providers of telecommunications services. Asymmetric competition measures may include regulations aimed at rebalancing markets where one participant has significantly different market share over other competitors. The adoption of disproportionately asymmetric measures could have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

The regulatory agenda for the 2023-2024 biennium of ANATEL includes the revision of the General Plan of Competition Goals (“PGMC“) (Resolution No. 600, of November 8, 2012, updated by Resolution No. 694, of 17 of July 2018) uniting in a single normative instrument a set of measures aimed at promoting competition and milestones for future reassessments on the performance of sectoral competition. This review takes place every four years, with the reassessment of the relevant markets in the sector, the asymmetric regulatory measures and the holders of Significant Market Power – PMS, previously established by the regulation itself.

Complementing the PGMC review, UPI's recent acquisition of the mobile assets of OI Móvel S.A. by the three largest operators in the Brazilian SMP market (Vivo, Claro and TIM), raised competition concerns by ANATEL and CADE, which imposed regulatory remedies in order to promote competitive conditions in the markets, among which: (i) Reference Offer in the Relevant National Roaming Market; (ii) Reference Offer for developing Personal Mobile Service – SMP through Virtual Network MVNO - (“ORPA de MVNO”); (iii) Offer of Temporary and Onerous Assignment of Radio Frequency Use Rights; and (iv) Industrial Network Exploration Offer.

77

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

Regarding the Reference Offer, of Wholesale National Roaming Products (“National Roaming ORPA”), the regulatory remedy uses as a basis the reference values approved and calculated by ANATEL, based on a new methodology to study the roaming market cost model (LRIC + bottom-up model – Act No. 8822/2022). As a result of the change in the methodology used, the new reference values show a significant reduction when compared to the reference values previously in force (FAC-HCA top down model - Act No. 9157/2018).

Still on the Offers mentioned above, specifically the MVNO ORPA and the National Roaming ORPA (“ORPAs”), they were being debated within the scope of ANATEL to discuss the following concepts: (i) Requirement of Exclusivity of Contracting Companies: ANATEL decided, for MVNO LTRO, that the exclusivity requirement violates Res. 550/2010 and therefore cannot be maintained as a condition. For the Roaming LTRO, exclusivity may only be required in cases of contracting (a) National Roaming under an Industrial Exploration regime and (b) conventional National Roaming (transitional use) only on the 5GSA network; and (ii) Collection of Minimum Monthly Deductible: ANATEL decided that in both LTROs the minimum monthly deductible cannot be charged for a period of 05 (five) years.

The Company currently has contracts signed with the possibility of charging the minimum monthly franchise both in the National Roaming market and in the MVNO market, so that current contracts, depending on the contracting companies, can be migrated to the new updated offers.

Generally, the adoption of disproportionately asymmetric measures and the prospect of adoption, by ANATEL, of concepts, prices and remuneration models may impact remuneration and costs, causing considerable harm to the business, financial condition, revenues, results operations and prospects of the Company.

As to the interconnection fees, an important part of the Company's revenue and cost bases, these are charged among telecommunications service providers in order to allow and remunerate the interconnected use of their networks. To the extent that changes to the rules governing interconnection fees reduce the fees of the Company or its ability to collect such fees, the Company's businesses, financial condition, revenues, results of operations and prospects could be adversely affected.

Therefore, the Company's business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following: the introduction of new or less flexible operational and/or service requirements; the granting of operating licenses in the Company's areas; limitations on interconnection fees the Company can charge to other telecommunications service providers; imposition of significant sanctions or penalties for failure to comply with regulatory obligations; delays in the granting of, or the failure to grant, approvals for rate increases; and antitrust limitations imposed by ANATEL and CADE.

d.7)	Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, is to contract insurance coverage for all significant assets and liabilities of high-risk based on Management's judgment and following Telefónica corporate program guidelines.

On September 30, 2023, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective total R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

The independent auditors' scope of work does not cover reviewing the sufficiency of the insurance coverage, which was determined by the Company's Management and which it considers sufficient to cover potential claims.

d.8)	Compliance

The Company complies with Brazilian anti-corruption laws and regulations in the jurisdictions in which its securities traded. In particular, the Company is subject, in Brazil, to the Law n 12.846/2013 and Decree No. 11.129/2022 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

78

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)

Although the Company has internal policies and procedures designed to ensure compliance with these anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company's employees, directors, officers, partners, agents and service providers individually adopt any type of action in violation of the Company's policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company's reputation or other legal consequences that could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company develops and implements initiatives to ensure the continuous improvement of its Compliance Program, through a robust organizational and governance structure that guarantees a performance based on ethics, transparency and respect for applicable laws and standards.

As a result of the Company's commitment to maintaining a robust Compliance Program, in 2020, 2021 and 2022, it obtained the DSC 10,000 certificate - Guidelines for the Compliance System (valid until December 14, 2023), which is witness to the progress made by its Compliance Program over the last few years.

32.	SUPPLEMENTAL CASH FLOW INFORMATION

The following is a reconciliation of the consolidated cash flow financing activities for the nine months ended September 30, 2023, and 2022.

	Consolidated
		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.2022	Entries	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of leases contracts and supplier financing	Business combination	Interim and unclaimed dividends and interest on equity	Balance on 09.30.2023
Interim dividends and interest on equity	3,187,417	—	(3,503,590)	—	—	—	—	2,091,577	1,775,404
Loans and financing	1,073,090	15,000	(1,056,060)	(33,486)	16,456	—	—	—	15,000
Leases	12,032,603	—	(1,833,934)	(944,390)	1,024,848	2,151,126	—	—	12,430,253
Liabilities for the acquisition of a company	3,736,833	—	—	(501,764)	372,937	—	—	—	3,608,006
Debentures	615,299	—	(24,038)	(4,973)	(518,243)	—	25,815	—	93,860
5G Licences	1,843,971	—	(285,250)	(17,882)	66,477	—	—	—	1,607,316
Derivative financial instruments	6,118		(99,640)	(5,479)	117,232	—	—	—	18,231
Total	22,495,331	15,000	(6,802,512)	(1,507,974)	1,079,707	2,151,126	25,815	2,091,577	19,548,070

	Consolidated
		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.2021	Entries	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of leases contracts and supplier financing	Business combination	Interim and unclaimed dividends and interest on equity	Balance on 09.30.2022
Interim dividends and interest on equity	4,265,715	—	(2,271,591)	—	—	—	—	3,113,743	5,107,867
Loans and financing	224,610	1,000,000	(224,593)	—	132,124	21,834	—	—	1,153,975
Leases	11,230,099	—	(1,788,960)	(934,975)	950,333	2,170,581	571,840	—	12,198,918
Debentures	1,028,463	3,500,000	(1,000,000)	(39,012)	118,503	—	—	—	3,607,954
Liabilities for the acquisition of a company	—	—	(47,500)	—	31,178	—	606,996	—	590,674
5G Licences	4,450,806	—	(2,389,705)	(140,803)	275,762	—	—	—	2,196,060
Derivative financial instruments	12,676	—	(59,091)	—	(14,733)	—	—	—	(61,148)
Total	21,212,369	4,500,000	(7,781,440)	(1,114,790)	1,493,167	2,192,415	1,178,836	3,113,743	24,794,300

79

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2023
(In thousands of Reais, unless otherwise stated)
33.	CONTRACTUAL COMMITMENTS AND GUARANTEES
a)	Contractual commitments

The Company has unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

On September 30, 2023, the total consolidated nominal values equivalent to the full contract period were:

Periods	Consolidated
1 to 12 months	940,545
13 to 24 months	702,081
25 to 36 months	398,276
37 to 48 months	191,958
49 to 60 months	138,377
From 61 months	419,396
Total	2,790,633

(1)	Includes R$34,500, referring to contracts for the provision of security services with Telefónica Cybersecurity Tech, S.L.U. (“CyberCo”) and its subsidiaries, companies of the Telefónica Group.
b)	Guarantees

On September 30, 2023, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

Consolidated
Insurance of guarantee(1)	26,776,364
Letters of guarantee (Note 31.d.4)	4,883,198
Judicial deposits and garnishments (Note 10)	3,181,421
Property and equipment (Note 13.d)	99,579
Blocked financial investments – Legal proceedings (Note 4)	30,239
Total	34,970,801

(1)	Refer to amounts of insurance contracted to ensure the continuity of the discussion of lawsuits (note 19).
34.	SUBSEQUENT EVENTS

Credit of Interest on Equity Intermediaries

At a meeting held on October 10, 2023, the Company's Board of Directors approved, ad referendum of the General Shareholders' Meeting to be held in 2024, an interest on equity distribution, for the 2023 year, pursuant to the terms of Article 26 of the Company's Bylaws, Article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022, in the gross amount of R$150,000, equivalent to 0.090575 per share, corresponding to an amount net of withholding income tax of R$127,500, equivalent to 0,076989 per share, calculated based on the balance sheet of August 31, 2023.

Distribution will occur by April 30, 2024, on a date to be defined by the Company's Board of Directors and communicated to the market in a timely fashion, being credited individually to the shareholders respecting each shareholder’s position of record in the Company's ledgers at the end of October 23, 2023.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 16, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director